UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of May, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                        QUARTER: 4     YEAR: 2005
GRUPO TELEVISA, S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2005 AND 2004
                          (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                 FINAL PRINTING
--------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                               CURRENT YEAR          PREVIOUS YEAR
                                                           -----------------     -----------------
   S                                                         AMOUNT      %        AMOUNT        %
--------------------------------------------------------------------------------------------------
  s01   TOTAL ASSETS                                       74,851,737    100     76,384,651    100

  s02   CURRENT ASSETS                                     33,581,713     45     35,222,923     46
  s03   CASH AND SHORT-TERM INVESTMENTS                    14,777,954     20     17,195,947     23
  s04   ACCOUNTS AND NOTES RECEIVABLE (NET)                13,896,300     19     11,604,240     15
  s05   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)             570,610      1      1,289,554      2
  s06   INVENTORIES                                         3,758,781      5      4,398,532      6
  s07   OTHER CURRENT ASSETS                                  578,068      1        734,650      1
  s08   LONG-TERM ASSETS                                    7,587,509     10      6,982,937      9
  s09   ACCOUNTS AND NOTES RECEIVABLE (NET)                         -      -              -      -
  s10   INVESTMENT IN SHARES OF NON-CONSOLIDATED            6,520,807      9      6,770,344      9
        SUBSIDIARIES AND ASSOCIATES
  s11   OTHER INVESTMENTS                                   1,066,702      1        212,593      0
  s12   PROPERTY, PLANT AND EQUIPMENT (NET)                19,728,547     26     19,798,098     26
  s13   LAND AND BUILDINGS                                 13,368,018     18     13,355,380     17
  s14   MACHINERY AND INDUSTRIAL EQUIPMENT                 19,606,642     26     19,524,804     26
  s15   OTHER EQUIPMENT                                     3,019,677      4      3,258,148      4
  s16   ACCUMULATED DEPRECIATION                           17,174,543     23     16,993,039     22
  s17   CONSTRUCTION IN PROGRESS                              908,753      1        652,805      1
  s18   INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)       10,013,273     13      9,461,758     12
  s19   OTHER ASSETS                                        3,940,695      5      4,918,935      6

  s20   TOTAL LIABILITIES                                  44,987,813    100     47,860,663    100

  s21   CURRENT LIABILITIES                                 6,798,020     15      9,074,654     19
  s22   SUPPLIERS                                           2,954,723      7      2,206,412      5
  s23   BANK LOANS                                            246,136      1         89,051      0
  s24   STOCK MARKET LOANS                                     94,321      0      3,317,922      7
  s25   TAXES PAYABLE                                       1,055,793      2      1,610,711      3
  s26   OTHER CURRENT LIABILITIES                           2,447,047      5      1,850,558      4
  s27   LONG-TERM LIABILITIES                              19,785,547     44     21,555,633     45
  s28   BANK LOANS                                          3,679,782      8      5,178,416     11
  s29   STOCK MARKET LOANS                                 14,457,458     32     14,396,723     30
  s30   OTHER LOANS                                         1,648,307      4      1,980,494      4
  s31   DEFERRED LIABILITIES                               18,046,429     40     15,813,221     33
  s32   OTHER NON CURRENT LIABILITIES                         357,817      1      1,417,155      3

  s33   CONSOLIDATED STOCKHOLDERS' EQUITY                  29,863,924    100     28,523,988    100

  s34   MINORITY INTEREST                                     850,872      3       (124,562)    (0)
  s35   MAJORITY INTEREST                                  29,013,052     97     28,648,550    100
  s36   CONTRIBUTED CAPITAL                                14,101,905     47     14,101,905     49
  s79   CAPITAL STOCK                                       9,889,463     33      9,889,463     35
  s39   PREMIUM ON SALES OF SHARES                          4,212,442     14      4,212,442     15
  s40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                  -      0              -      0
  s41   EARNED CAPITAL                                     14,911,147     50     14,546,645     51
  s42   RETAINED EARNINGS AND CAPITAL RESERVE              27,806,439     93     25,986,686     91
  s44   ACCUMULATED OTHER COMPREHENSIVE RESULT             (5,850,146)   (20)    (4,935,592)   (17)
  s80   SHARES REPURCHASED                                 (7,045,146)   (24)    (6,504,449)   (23)

                                      CONSOLIDATED BALANCE SHEETS
                                      BREAKDOWN OF MAJOR CONCEPTS
                                     (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                               FINAL PRINTING
----------------------------------------------------------------------------------------------------------------
  REF                         CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
                                                                  --------------------     ---------------------
   S                                                                AMOUNT         %         AMOUNT         %
----------------------------------------------------------------------------------------------------------------
  s03   CASH AND SHORT-TERM INVESTMENTS                           14,777,954       100     17,195,947       100
  s46   CASH                                                         544,582         4        403,540         2
  s47   SHORT-TERM INVESTMENTS                                    14,233,372        96     16,792,407        98

  s07   OTHER CURRENT ASSETS                                         578,068       100        734,650       100
  s81   DERIVATIVE FINANCIAL INSTRUMENTS                                   -         -              -         -
  s82   DISCONTINUED OPERATIONS                                            -         -              -         -
  s83   OTHER                                                        578,068       100        734,650       100

  s18   INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)              10,013,273       100      9,461,758       100
  s48   DEFERRED EXPENSES (NET)                                    2,813,255        28      1,690,141        18
  s49   GOODWILL                                                   7,200,018        72      7,771,617        82
  s51   OTHER                                                              -         -              -         -

  s19   OTHER ASSETS                                               3,940,695       100      4,918,935       100
  s84   INTANGIBLE ASSET FROM LABOR OBLIGATIONS                            -         -              -         -
  s85   DERIVATIVE FINANCIAL INSTRUMENTS                                   -         -              -         -
  s50   DEFERRED TAXES                                                     -         -              -         -
  s86   DISCONTINUED OPERATIONS                                            -         -              -         -
  s87   OTHER                                                      3,940,695       100      4,918,935       100

  s21   CURRENT LIABILITIES                                        6,798,020       100      9,074,654       100
  s52   FOREIGN CURRENCY LIABILITIES                               2,170,898        32      5,316,117        59
  s53   MEXICAN PESOS LIABILITIES                                  4,627,122        68      3,758,537        41

  s26   OTHER CURRENT LIABILITIES                                  2,447,047       100      1,850,558       100
  s88   DERIVATIVE FINANCIAL INSTRUMENTS                             305,877        12         45,248         2
  s89   ACCRUED INTEREST                                             334,609        14        464,352        25
  s68   PROVISIONS                                                         -         -              -         -
  s90   DISCONTINUED OPERATIONS                                            -         -              -         -
  s58   OTHER                                                      1,806,561        74      1,340,958        72

  s27   LONG-TERM LIABILITIES                                     19,785,547       100     21,555,633       100
  s59   FOREIGN CURRENCY LIABILITIES                              15,078,249        76     12,377,842        57
  s60   MEXICAN PESOS LIABILITIES                                  4,707,298        24      9,177,791        43

  s31   DEFERRED LIABILITIES                                      18,046,429       100     15,813,221       100
  s65   NEGATIVE GOODWILL                                                  -         -              -         -
  s67   OTHER                                                     18,046,429       100     15,813,221       100

  s32   OTHER NON CURRENT LIABILITIES                                357,817       100      1,417,155       100
  s66   DEFERRED TAXES                                               165,657        46      1,417,155       100
  s91   LABOR OBLIGATIONS                                            192,160        54              -         -
  s92   DISCONTINUED OPERATIONS                                            -         -              -         -
  s69   OTHER LIABILITIES                                                  -         -              -         -

  s79   CAPITAL STOCK                                              9,889,463       100      9,889,463       100
  s37   CAPITAL STOCK (NOMINAL)                                    2,524,174        26      2,524,174        26
  s38   RESTATEMENT OF CAPITAL STOCK                               7,365,289        74      7,365,289        74

  s42   RETAINED EARNINGS AND CAPITAL RESERVE                     27,806,439       100     25,986,686       100
  s93   LEGAL RESERVE                                              1,798,387         6      1,575,357         6
  s43   RESERVE FOR REPURCHASE OF SHARES                           5,744,583        21      5,744,583        22
  s94   OTHER RESERVES                                                     -         -              -         -
  s95   RETAINED EARNINGS                                         14,137,927        51     14,206,139        55
  s45   NET INCOME                                                 6,125,542        22      4,460,607        17

  s44   ACCUMULATED OTHER COMPREHENSIVE RESULT                    (5,850,146)      100     (4,935,592)      100
  s70   ACCUMULATED MONETARY RESULT                                  (32,591)        1        (32,591)        1
  s71   RESULT FROM HOLDING NON-MONETARY ASSETS                   (2,402,181)       41     (1,870,832)       38
  s96   CUMULATIVE RESULT FROM FOREING CURRENCY TRANSLATION       (1,989,943)       34     (1,811,772)       37
  s97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS            -         -              -         -
  s98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                (2,986,569)       51     (2,986,569)       61
  s99   LABOR OBLIGATIONS ADJUSTMENT                                       -         -              -         -
 s100   OTHER                                                      1,561,138       (27)     1,766,172       (36)

                                CONSOLIDATED FINANCIAL STATEMENTS
                                        OTHER CONCEPTS
                                  (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                        FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------     ---------------------
   S                                                               AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------
  s72   WORKING CAPITAL                                           26,783,693                 26,148,269
  s73   PENSIONS  AND SENIORITY PREMIUMS                           1,306,383                  1,180,543
  s74   EXECUTIVES (*)                                                    34                         36
  s75   EMPLOYEES (*)                                                 15,042                     14,104
  s76   WORKERS (*)                                                        -                          -
  s77   OUTSTANDING SHARES (*)                               339,940,931,070            341,637,582,351
  s78   REPURCHASED SHARES (*)                                29,332,439,331             27,635,788,050
 s101   RESTRICTED CASH                                              133,194                    156,615
 s102   NET DEBT OF NON CONSOLIDATED COMPANIES                    15,907,610                 13,713,778

   (*) THESE CONCEPTS ARE STATED IN UNITS

                                   CONSOLIDATED STATEMENTS OF INCOME
                            FROM JANUARY 1 THROUGH DECEMBER 31, 2005 AND 2004
                                     (Thousands of Mexican Pesos)


AUDITED INFORMATION                                                                               FINAL PRINTING
----------------------------------------------------------------------------------------------------------------
  REF                         CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
                                                                  --------------------     ---------------------
   R                                                                AMOUNT         %         AMOUNT         %
----------------------------------------------------------------------------------------------------------------
  r01   NET SALES                                                  32,481,041      100     30,291,209       100
  r02   COST OF SALES                                              16,733,605       52     16,970,868        56
  r03   GROSS PROFIT                                               15,747,436       48     13,320,341        44
  r04   OPERATING EXPENSES                                          4,944,649       15      4,477,298        15
  r05   OPERATING INCOME                                           10,802,787       33      8,843,043        29
  r06   INTEGRAL FINANCING COST                                     1,782,030        5      1,566,687         5
  r07   INCOME AFTER INTEGRAL FINANCING COST                        9,020,757       28      7,276,356        24
  r08   OTHER EXPENSE AND INCOME, NET                                 464,220        1        532,160         2
  r44   NON-RECURRING CHARGES                                         229,902        1        408,423         1
  r09   INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                                     8,326,635       26      6,335,773        21
  r10   PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                       771,150        2      1,215,545         4
  r11   NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                                     7,555,485       23      5,120,228        17
  r12   SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                   160,158        0        635,490         2
  r13   CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                                  7,715,643       24      5,755,718        19
  r14   INCOME FROM DISCONTINUED OPERATIONS                                 -        0              -         0
  r15   CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
         ITEMS                                                      7,715,643       24      5,755,718        19
  r16   EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                           -        0              -         0
  r17   CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                 506,080        2      1,055,636         3
  r18   NET CONSOLIDATED INCOME                                     7,209,563       22      4,700,082        16
  r19   NET INCOME OF MINORITY INTEREST                             1,084,021        3        239,475         1
  r20   NET INCOME OF MAJORITY INTEREST                             6,125,542       19      4,460,607        15


                                      CONSOLIDATED STATEMENTS OF INCOME
                                          BREAKDOWN OF MAIN CONCEPTS
                                        (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                               FINAL PRINTING
----------------------------------------------------------------------------------------------------------------
  REF                         CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
                                                                  --------------------     ---------------------
   R                                                                AMOUNT         %         AMOUNT         %
----------------------------------------------------------------------------------------------------------------
  r01   NET SALES                                                 32,481,041       100     30,291,209       100
  r21   DOMESTIC                                                  28,717,614        88     25,629,888        85
  r22   FOREIGN                                                    3,763,427        12      4,661,321        15
  r23   TRANSLATED INTO DOLLARS (***)                                354,155         1        404,609         1

  r06   INTEGRAL FINANCING COST                                    1,782,030       100      1,566,687       100
  r24   INTEREST EXPENSE                                           2,102,724       118      1,987,372       127
  r42   LOSS (GAIN) ON RESTATEMENT OF UDI'S                           31,775         2        177,845        11
  r45   OTHER FINANCIAL COSTS                                              -         0              -         0
  r26   INTEREST INCOME                                              932,124        52        678,391        43
  r46   OTHER FINANCIAL PRODUCTS                                           -         0              -         0
  r25   FOREIGN EXCHANGE LOSS (GAIN), NET                            727,547        41         95,179         6
  r28   RESULT FROM MONETARY POSITION                               (147,892)       (8)       (15,318)       (1)

  r10   PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING            771,150       100      1,215,545       100
  r32   INCOME TAX AND ASSET TAX, CURRENT                          1,539,020       200        578,701        48
  r33   INCOME TAX AND ASSET TAX, DEFERRED                          (787,777)     (102)       630,108        52
  r34   EMPLOYEES' PROFIT SHARING, CURRENT                            19,907         3          6,736         1
  r35   EMPLOYEES' PROFIT SHARING, DEFERRED                                -         0              -         0

  (***) THOUSANDS OF DOLLARS



                                  CONSOLIDATED STATEMENTS OF INCOME
                                           OTHER CONCEPTS
                                     (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------     ---------------------
   R                                                               AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------
  r36   TOTAL SALES                                              34,999,429               32,213,056
  r37   TAX RESULT FOR THE YEAR                                   4,340,668                  215,098
  r38   NET SALES (**)                                           32,481,041               30,291,209
  r39   OPERATING INCOME (**)                                    10,802,787                8,843,043
  r40   NET INCOME OF MAJORITY INTEREST (**)                      6,125,542                4,460,607
  r41   NET CONSOLIDATED INCOME (**)                              7,209,563                4,700,082
  r47   DEPRECIATION AND AMORTIZATION                             2,418,969                2,144,158

  (**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS


                                   QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                FROM OCTOBER 1 THROUGH DECEMBER 31, 2005 AND 2004
                                          (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                               FINAL PRINTING
----------------------------------------------------------------------------------------------------------------
  REF                         CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
                                                                  --------------------     ---------------------
  RT                                                                AMOUNT         %         AMOUNT         %
----------------------------------------------------------------------------------------------------------------
  rt01  NET SALES                                                 9,651,895        100     8,694,517        100
  rt02  COST OF SALES                                             4,755,657         49     4,529,164         52
  rt03  GROSS PROFIT                                              4,896,238         51     4,165,353         48
  rt04  OPERATING EXPENSES                                        1,399,630         15     1,229,574         14
  rt05  OPERATING INCOME                                          3,496,608         36     2,935,779         34
  rt06  INTEGRAL FINANCING COST                                     318,142          3       468,277          5
  rt07  INCOME AFTER INTEGRAL FINANCING COST                      3,178,466         33     2,467,502         28
  rt08  OTHER EXPENSE AND INCOME, NET                                96,414          1        74,467          1
  rt44  NON-RECURRING CHARGES                                        21,823          0       (11,099)        (0)
  rt09  INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                                   3,060,229         32     2,404,134         28
  rt10  PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    (444,791)        (5)      384,619          4
  rt11  NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                                   3,505,020         36     2,019,515         23
  rt12  SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                 (17,103)        (0)       53,071          1
  rt13  CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                                3,487,917         36     2,072,586         24
  rt14  INCOME FROM DISCONTINUED OPERATIONS                               -          0             -          0
  rt15  CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY
         ITEMS                                                    3,487,917         36     2,072,586         24
  rt16  EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                         -          0             -          0
  rt17  CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET               323,698          3        (5,317)        (0)
  rt18  NET CONSOLIDATED INCOME                                   3,164,219         33     2,077,903         24
  rt19  NET INCOME OF MINORITY INTEREST                             647,191          7       179,230          2
  rt20  NET INCOME OF MAJORITY INTEREST                           2,517,028         26     1,898,673         22


                              QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                       BREAKDOWN OF MAIN CONCEPTS
                                      (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                               FINAL PRINTING
----------------------------------------------------------------------------------------------------------------
  REF                         CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
                                                                  --------------------     ---------------------
  RT                                                                AMOUNT         %         AMOUNT         %
----------------------------------------------------------------------------------------------------------------
  rt01  NET SALES                                                 9,651,895        100     8,694,517        100
  rt21  DOMESTIC                                                  8,618,849         89     7,712,852         89
  rt22  FOREIGN                                                   1,033,046         11       981,665         11
  rt23  TRANSLATED INTO DOLLARS (***)                               104,483          1        97,541          1

  rt06  INTEGRAL FINANCING COST                                     318,142        100       468,277        100
  rt24  INTEREST EXPENSE                                            521,776        164       648,324        138
  rt42  LOSS (GAIN) ON RESTATEMENT OF UDI'S                          13,207          4        63,763         14
  rt45  OTHER FINANCIAL COSTS                                             -          0             -          0
  rt26  INTEREST INCOME                                             192,702         61       191,011         41
  rt46  OTHER FINANCIAL PRODUCTS                                          -          0             -          0
  rt25  FOREIGN EXCHANGE LOSS (GAIN), NET                           136,593         43        74,122         16
  rt28  RESULT FROM MONETARY POSITION                              (160,732)       (51)     (126,921)       (27)

  rt10  PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING          (444,791)       100       384,619        100
  rt32  INCOME TAX AND ASSET TAX, CURRENT                           490,294       (110)      159,554         41
  rt33  INCOME TAX AND ASSET TAX, DEFERRED                         (950,324)       214       222,623         58
  rt34  EMPLOYEES' PROFIT SHARING, CURRENT                           15,239         (3)        2,442          1
  rt35  EMPLOYEES' PROFIT SHARING, DEFERRED                               -          0             -          0

  (***) THOUSANDS OF DOLLARS


                                 QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                OTHER CONCEPTS
                                        (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------     ---------------------
   RT                                                              AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------
  rt47  DEPRECIATION AND AMORTIZATION                             671,452                   572,525


                        CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                          FROM JANUARY 1 THROUGH DECEMBER 31, 2005 AND 2004
                                   (Thousands of Mexican Pesos)


AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------     ---------------------
   C                                                               AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------
  c01   CONSOLIDATED NET INCOME                                   7,209,563                4,700,082
  c02   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
        USING RESOURCES                                           2,245,922                3,604,777
  c03   RESOURCES FROM NET INCOME FOR THE YEAR                    9,455,485                8,304,859
  c04   RESOURCES PROVIDED OR USED IN OPERATION                   1,841,501                 (283,363)
  c05   RESOURCES PROVIDED BY (USED FOR) OPERATING
        ACTIVITIES                                               11,296,986                8,021,496
  c06   RESOURCES PROVIDED BY (USED FOR) EXTERNAL
        FINANCING ACTIVITIES                                     (4,680,118)               1,839,522
  c07   RESOURCES PROVIDED BY (USED FOR) INTERNAL
        FINANCING ACTIVITIES                                     (5,185,654)              (4,239,472)
  c08   RESOURCES PROVIDED BY (USED FOR) FINANCING
        ACTIVITIES                                               (9,865,772)              (2,399,950)
  c09   RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                               (3,849,207)              (2,239,075)
  c10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
        INVESTMENTS                                              (2,417,993)               3,382,471
  c11   CASH AND SHORT-TERM INVESTMENTS AT THE
        BEGINNING OF PERIOD                                      17,195,947               13,813,476
  c12   CASH AND SHORT-TERM INVESTMENTS AT THE END
        OF PERIOD                                                14,777,954               17,195,947


                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                    BREAKDOWN OF MAIN CONCEPTS
                                   (Thousands of Mexican Pesos)

AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------     ---------------------
   C                                                               AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
        USING RESOURCES                                          2,245,922                3,604,777
  c13    + DEPRECIATION AND AMORTIZATION FOR THE YEAR            2,418,969                2,144,158
  c41    + (-) OTHER ITEMS                                        (173,047)               1,460,619

  c04   RESOURCES PROVIDED OR USED IN OPERATION                  1,841,501                 (283,363)
  c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE       (2,292,060)                  71,630
  c19    + (-) DECREASE (INCREASE) IN INVENTORIES                1,023,355                  210,173
  c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
        RECEIVABLE AND OTHER ASSETS                                796,565                 (381,964)
  c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                    748,311                 (625,630)
  c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES          1,565,330                  442,428

  c06   RESOURCES PROVIDED BY (USED FOR) EXTERNAL
        FINANCING ACTIVITIES                                    (4,680,118)               1,839,522
  c23    + BANK FINANCING                                                -                        -
  c24    + STOCK MARKET FINANCING                                6,375,900                4,313,582
  c25    + DIVIDEND RECEIVED                                             -                        -
  c26    + OTHER FINANCING                                               -                        -
  c27    (-) BANK FINANCING AMORTIZATION                        (1,171,662)              (1,432,210)
  c28    (-) STOCK MARKET FINANCING AMORTIZATION                (8,651,139)                       -
  c29    (-) OTHER FINANCING AMORTIZATION                         (132,821)                 (52,934)
  c42    + (-) OTHER ITEMS                                      (1,100,396)                (988,916)

  c07   RESOURCES PROVIDED BY (USED FOR) INTERNAL
        FINANCING ACTIVITIES                                    (5,185,654)              (4,239,472)
  c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                      -                        -
  c31    (-) DIVIDENDS PAID                                     (4,305,789)              (4,114,064)
  c32    + PREMIUM ON SALE OF SHARES                                     -                        -
  c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                     -                        -
  c43    + (-) OTHER ITEMS                                        (879,865)                (125,408)

  c09   RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                              (3,849,207)              (2,239,075)
  c34    + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS    (1,096,346)                (209,665)
  c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT       (2,738,095)              (2,094,532)
  c36    (-) INCREASE IN CONSTRUCTION IN PROGRESS                        -                        -
  c37    + (-) SALE OF OTHER PERMANENT INVESTMENTS                       -                        -
  c38    + SALE OF TANGIBLE FIXED ASSETS                           317,008                  153,494
  c39    + (-) OTHER ITEMS                                        (331,774)                 (88,372)

                                             RATIOS
                                          CONSOLIDATED

AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                     CURRENT YEAR           PREVIOUS YEAR
   P
----------------------------------------------------------------------------------------------------------
        YIELD
  p01   NET INCOME TO NET SALES                                     22.19     %             15.51     %
  p02   NET INCOME TO STOCKHOLDERS' EQUITY (**)                     21.11     %             15.57     %
  p03   NET INCOME TO TOTAL ASSETS (**)                              9.63     %              6.15     %
  p04   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                  96.53     %              0.00     %
  p05   RESULT FROM MONETARY POSITION TO NET INCOME                  2.05     %              0.32     %

        ACTIVITY
  p06   NET SALES TO NET ASSETS (**)                                 0.43  times             0.39  times
  p07   NET SALES TO FIXED ASSETS (**)                               1.64  times             1.53  times
  p08   INVENTORIES TURNOVER (**)                                    4.45  times             3.85  times
  p09   ACCOUNTS RECEIVABLE IN DAYS OF SALES                       133.92  days            119.92  days
  p10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)           10.65     %              8.14     %

        LEVERAGE
  p11   TOTAL LIABILITIES TO TOTAL ASSETS                           60.10     %             62.65     %
  p12   TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                    1.50  times             1.67  times
  p13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES           38.34     %             36.96     %
  p14   LONG-TERM LIABILITIES TO FIXED ASSETS                      100.28     %            108.87     %
  p15   OPERATING INCOME TO INTEREST PAID                            5.13  times             4.44  times
  p16   NET SALES TO TOTAL LIABILITIES (**)                          0.72  times             0.63  times

        LIQUIDITY
  p17   CURRENT ASSETS TO CURRENT LIABILITIES                        4.93  times             3.88  times
  p18   CURRENT ASSETS LESS INVENTORY TO CURRENT
        LIABILITIES                                                  4.38  times             3.39  times
  p19   CURRENT ASSETS TO TOTAL LIABILITIES                          0.74  times             0.73  times
  p20   AVAILABLE ASSETS TO CURRENT LIABILITIES                    217.38     %            189.49     %

        STATEMENTS OF CHANGES
  p21   RESOURCES FROM NET INCOME TO NET SALES                      29.11     %             27.41     %
  p22   RESOURCES FROM CHANGES IN WORKING CAPITAL TO
        NET SALES                                                    5.66     %             (0.93)    %
  p23   RESOURCES GENERATED (USED) IN OPERATING TO
        INTEREST PAID                                                5.37  times             4.03  times
  p24   EXTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                        47.43     %            (76.64)    %
  p25   INTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                        52.56     %            176.64     %
  p26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
        RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                                  71.13     %             93.54     %

  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                         DATA PER SHARE
                                  CONSOLIDATED FINANCIAL STATEMENT

AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
  REF                 CONCEPTS                                  CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------     ---------------------
   D                                                               AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------
  d01   BASIC PROFIT PER ORDINARY SHARE (**)                     $     .02              $     .01

  d02   BASIC PROFIT PER PREFERRED SHARE (**)                    $     .00              $     .00

  d03   DILUTED PROFIT PER ORDINARY SHARE (**)                   $     .00              $     .00

  d04   CONTINUING OPERATING PROFIT PER COMMON SHARE (**)        $     .02              $     .02

  d05   EFFECT OF DISCONTINUED OPERATION ON CONTINUING
        OPERATING PROFIT PER SHARE (**)                          $     .00              $     .00

  d06   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
        CONTINUING OPERATING PROFIT PER SHARE (**)               $     .00              $     .00

  d07   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
        CONTINUING OPERATING PROFIT PER SHARE (**)               $     .00              $     .00

  d08   CARRYING VALUE PER SHARE                                 $     .09              $     .08

  d09   CASH DIVIDEND ACCUMULATED PER SHARE                      $     .01              $     .42

  d10   DIVIDEND IN SHARES PER SHARE                                   .00  shares            .10  shares

  d11   MARKET PRICE TO CARRYING VALUE                                4.28  times            3.43  times

  d12   MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)         20.34  times           22.26  times

  d13   MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)          .00  times             .00  times

  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                       FINANCIAL STATEMENT NOTES (1)

                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
---------------------------------------------------------------------------

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.314,559 OF RESALE OF SHARES REPURCHASED AND PS.(1,194,424) OF REPURCHASE OF SHARES.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

LINE S102: THESE AMOUNTS ARE RECOGNIZED AS OTHER INVESTMENTS (REF. S11).


----------------------
(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                                          ANALYSIS OF PAID CAPITAL STOCK

                                                                                                                  CONSOLIDATED
AUDITED INFORMATION                                                                                             FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------
                                                                                                        CAPITAL STOCK
                                                     NUMBER OF SHARES                            (THOUSANDS OF MEXICAN PESOS)
                             -----------------------------------------------------------------  ------------------------------
          NOMINAL   VALID         FIXED         VARIABLE                           FREE
SERIES     VALUE    COUPON       PORTION        PORTION       MEXICAN          SUBSCRIPTION        FIXED         VARIABLE
------------------------------------------------------------------------------------------------------------------------------
A                             114,245,852,915             114,245,852,915                          852,636
B                              53,970,590,013              53,970,590,013                          411,974
D                              85,862,244,071              85,862,244,071                          629,782
L                              85,862,244,071                                 85,862,244,071       629,782
TOTAL                         339,940,931,070        0    254,078,686,999     85,862,244,071     2,524,174           0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT:    339,940,931,070


NOTES:

GENERAL DATA OF ISSUER
============================================================================

COMPANY'S NAME:              GRUPO TELEVISA, S.A.
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-20-00
FAX:                         5261-24-94
INTERNET ADDRESS:            www.televisa.com.mx


TAX DATA OF THE ISSUER
============================================================================

COMPANY TAX CODE:            GTE901219GK3
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.


EXECUTIVES DATA
============================================================================
BMV POSITION:                CHAIRMAN OF THE BOARD
POSITION:                    CHAIRMAN OF THE BOARD
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                GENERAL DIRECTOR
POSITION:                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                FINANCE DIRECTOR
POSITION:                    CHIEF FINANCIAL OFFICER
NAME:                        LIC. SALVI  FOLCH VIADERO
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-80
FAX:                         5261-20-39
E-MAIL:                      sfolch@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:                    VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                             GRUPO TELEVISA
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING SHARE REPURCHASE
                             INFORMATION
POSITION:                    DIRECTOR FINANCIAL OFFICER
NAME:                        LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-21-35
FAX:                         5261-25-24
E-MAIL:                      gphilips@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR LEGAL MATTERS
POSITION:                    VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:                        LIC. JOAQUIN BALCARCEL SANTA CRUZ
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-33
FAX:                         5261-25-46
E-MAIL:                      jbalcarcel@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:                    DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx

----------------------------------------------------------------------------

BMV POSITION:                SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                    EXTERNAL GENERAL COUNSEL
NAME:                        LIC. RICARDO MALDONADO YANEZ
ADDRESS:                     MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                LOMAS DE CHAPULTEPEC
ZIP CODE:                    11000
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5201-74-47
FAX:                         5520-10-65
E-MAIL:                      rmaldonado@macf.com.mx

----------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR PAYMENT
POSITION:                    DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx


BOARD OF DIRECTORS
============================================================================


POSITION:             PRESIDENT
NAME:                 EMILIO FERNANDO AZCARRAGA JEAN

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 EMILIO FERNANDO AZCARRAGA JEAN

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOAQUIN BALCARCEL SANTA CRUZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ALFONSO DE ANGOITIA NORIEGA

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 SALVI RAFAEL FOLCH VIADERO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 JULIO BARBA HURTADO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JORGE LUTTEROTH ECHEGOYEN

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 JOSE ANTONIO BASTON PATINO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 RAFAEL CARABIAS PRINCIPE

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 MANUEL J. CUTILLAS COVANI

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 SALVI RAFAEL FOLCH VIADERO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 GILBERTO PEREZALONSO CIFUENTES

----------------------------------------------------------------------------
POSITION:             ALTERNATE DIRECTOR
NAME:                 FRANCISCO JOSE CHEVEZ ROBELO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 FERNANDO SENDEROS MESTRE

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JUAN FERNANDO CALVILLO ARMENDARIZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 BERNARDO GOMEZ MARTINEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 LEOPOLDO GOMEZ GONZALEZ BLANCO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 CLAUDIO X. GONZALEZ LAPORTE

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 GUILLERMO NAVA GOMEZ-TAGLE

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ENRIQUE KRAUZE KLEINBORT

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 MAXIMILIANO ARTEAGA CARLEBACH

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ALEJANDRO QUINTERO INIGUEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 FELIX ARAUJO RAMIREZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 MARIA ASUNCION ARAMBURUZABALA LARREGUI

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JUAN PABLO ANDRADE FRICH

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 CARLOS FERNANDEZ GONZALEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 LUCRECIA ARAMBURUZABALA LARREGUI

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 CARLOS SLIM DOMIT

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOSE HEREDIA BRETON

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 LORENZO H. ZAMBRANO TREVINO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 ALEXANDRE MOREIRA PENNA DA SILVA

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 PEDRO ASPE ARMELLA

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOSE ANTONIO LARA DEL OLMO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ALBERTO BAILLERES GONZALEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 RAUL MORALES MEDRANO

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ROBERTO HERNANDEZ RAMIREZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 ALBERTO MONTIEL CASTELLANOS

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 GERMAN LARREA MOTA VELASCO

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 JOSE LUIS FERNANDEZ FERNANDEZ

----------------------------------------------------------------------------

POSITION:             DIRECTOR
NAME:                 ENRIQUE FRANCISCO J. SENIOR HERNANDEZ

----------------------------------------------------------------------------

POSITION:             ALTERNATE DIRECTOR
NAME:                 HERBERT ALLEN III

----------------------------------------------------------------------------

POSITION:             STATUTORY AUDITOR
NAME:                 MARIO SALAZAR ERDMANN

----------------------------------------------------------------------------

POSITION:             ALTERNATE STATUTORY AUDITOR
NAME:                 JOSE MIGUEL ARRIETA MENDEZ

----------------------------------------------------------------------------

 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.






 -------------------------------                ------------------------
      EMILIO AZCARRAGA JEAN                        SALVI FOLCH VIADERO
  PRESIDENT AND CHIEF EXECUTIVE                  CHIEF FINANCIAL OFFICER
             OFFICER

                         MEXICO, D.F., MAY 2, 2006


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  ANNEX 1

                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
---------------------------------------------------------------------------

MEXICO CITY, D.F., MAY 3, 2006--GRUPO TELEVISA, S.A. (NYSE:TV; BMV: TLEVISA CPO; "TELEVISA" OR "THE COMPANY") TODAY ANNOUNCED AUDITED RESULTS FOR THE FOURTH QUARTER AND THE FULL YEAR 2005. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005.

EFFECTIVE OCTOBER 1, 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT AND CHANGED THE ACCOUNTING TREATMENT OF THE RECOGNITION OF SALES AND COST OF GOODS SOLD. THIS CHANGE DOES NOT AFFECT OUR OIBDA RESULTS. IN ADDITION, BEGINNING APRIL 1, 2004, WE BEGAN TO INCLUDE THE CONSOLIDATED RESULTS OF SKY MEXICO IN OUR CONSOLIDATED STATEMENTS OF INCOME. PRO-FORMA RESULTS GIVE EFFECT TO THESE EVENTS AS IF THEY OCCURRED BEGINNING JANUARY 1, 2004.

NET SALES

PRO-FORMA NET SALES INCREASED 8% TO PS.32,481 MILLION IN 2005 COMPARED WITH PS.30,080.3 MILLION IN 2004. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN SKY MEXICO, TELEVISION BROADCASTING, PUBLISHING, PAY TELEVISION NETWORKS, CABLE TELEVISION, RADIO, PUBLISHING DISTRIBUTION, AND OTHER BUSINESSES, AND WAS PARTIALLY OFFSET BY LOWER SALES IN OUR PROGRAMMING EXPORTS SEGMENT.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA")

PRO-FORMA CONSOLIDATED OIBDA INCREASED 16% TO PS.13,221.8 MILLION IN 2005 COMPARED WITH PS.11,401.4 MILLION IN 2004. OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 40.7%, UP FROM A PRO-FORMA MARGIN OF 37.9% REPORTED LAST YEAR DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES. IN ADDITION, PRO-FORMA CONSOLIDATED OPERATING INCOME ROSE 19.3% TO PS.10,802.8 MILLION IN 2005 COMPARED WITH PS.9,053.1 MILLION IN 2004.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.2,419.0 MILLION IN 2005 AND PS.2,348.3 MILLION IN 2004.

NET INCOME

NET INCOME INCREASED 37.3% TO PS.6,125.5 MILLION IN 2005 COMPARED WITH PS.4,460.6 MILLION IN 2004. THE NET INCREASE OF PS.1,664.9 MILLION REFLECTED I) A PS.2,234.6 MILLION INCREASE IN OIBDA, II) A PS.178.5 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES, III) A PS.68 MILLION DECREASE IN OTHER EXPENSE, NET, IV) A PS.444.3 MILLION DECREASE IN INCOME TAXES, AND V) A PS.549.5 MILLION DECREASE IN CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.274.8 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION, II) A PS.215.4 MILLION INCREASE IN INTEGRAL COST OF FINANCING, III) A PS.475.3 MILLION DECREASE IN EQUITY INCOME OF AFFILIATES, AND IV) A PS.844.5 MILLION INCREASE IN MINORITY INTEREST.

FOURTH-QUARTER RESULTS AND FULL-YEAR, PRO FORMA RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2005 AND 2004 AND FULL-YEAR AND PRO-FORMA RESULTS ENDED DECEMBER 31, 2005 AND 2004, FOR EACH OF OUR BUSINESS SEGMENTS.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 7.1% TO PS.5,844.6 MILLION COMPARED WITH PS.5,459.0 MILLION IN 2004. FULL-YEAR SALES INCREASED 5.1% TO PS.18,570.8 MILLION COMPARED WITH PS.17,671.9 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO HIGHER ADVERTISING REVENUES, DRIVEN MAINLY BY OUR TELENOVELAS AND REALITY SHOWS, AS WELL AS BY HIGHER LOCAL SALES.

FOURTH-QUARTER OIBDA INCREASED 13.4% TO PS.2,899.2 MILLION COMPARED WITH PS.2,555.9 MILLION IN 2004, AND OIBDA MARGIN REACHED 49.6%. FULL-YEAR OIBDA INCREASED 10.4% TO PS.8,852.6 MILLION COMPARED WITH PS.8,018.8 MILLION IN 2004, AND OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 47.7%, REFLECTING HIGHER SALES AND A MARGINAL INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 47.5% TO PS.322.7 MILLION COMPARED WITH PS.218.8 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 34.3% TO PS.1,111.2 MILLION COMPARED WITH PS.827.5 MILLION IN 2004. THE
ANNUAL INCREASE REFLECTS I) SALES OF PS.81 MILLION IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; II) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; AND III) HIGHER ADVERTISING SALES.

FOURTH-QUARTER OIBDA ROSE 112.3% TO PS.172.4 MILLION COMPARED WITH PS.81.2 MILLION IN 2004, AND OIBDA MARGIN REACHED 53.4%. FULL-YEAR OIBDA INCREASED 67.9% TO PS.518.1 MILLION COMPARED WITH PS.308.5 MILLION IN 2004, AND OIBDA MARGIN REACHED 46.6%. THESE RESULTS WERE DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES. TUTV CONTRIBUTED PS.33.8 MILLION TO OIBDA IN 2005.

PROGRAMMIN EXPORTS

FOURTH-QUARTER SALES DECREASED 3.1% TO PS.492.0 MILLION COMPARED WITH PS.507.9 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES DECREASED 5.3% TO PS.1,875.9 MILLION COMPARED WITH PS.1,981.2 MILLION IN 2004. THE ANNUAL DECREASE REFLECTS I) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.151.9 MILLION; AND
II) LOWER PROGRAMMING SALES IN EUROPE. THESE DECREASES WERE PARTIALLY OFFSET BY I) A 4.6% INCREASE IN THE ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO US$109.8 MILLION IN 2005 COMPARED WITH US$105 MILLION IN 2004; AND II) HIGHER PROGRAMMING SALES TO ASIA AND AFRICA.

FOURTH-QUARTER OIBDA DECREASED 9.2% TO PS.185.7 MILLION COMPARED WITH PS.204.6 MILLION IN 2004, AND OIBDA MARGIN CAME IN AT 37.7%. FULL-YEAR OIBDA DECREASED 11.6% TO PS.668.7 MILLION COMPARED WITH PS.756.1 MILLION IN 2004, AND OIBDA MARGIN DECREASED TO 35.6% FROM 38.2% IN 2004 DUE TO LOWER SALES AND HIGHER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY LOWER COST OF SALES.

PUBLISHING

FOURTH-QUARTER SALES INCREASED 14% TO PS.752.9 MILLION COMPARED WITH PS.660.7 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 15.8% TO PS.2,505.5 MILLION COMPARED WITH PS.2,163.1 MILLION IN 2004. THE ANNUAL INCREASE REFLECTS HIGHER MAGAZINE CIRCULATION AND AN INCREASE IN ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES AMOUNTING TO PS.59.6 MILLION.

FOURTH-QUARTER OIBDA ROSE 10.5% TO PS.178.6 MILLION COMPARED WITH PS.161.7 MILLION IN 2004, AND OIBDA MARGIN REACHED 23.7%. FULL-YEAR OIBDA INCREASED 9.4% TO PS.480.1 MILLION COMPARED WITH PS.438.9 MILLION IN 2004, AND OIBDA MARGIN WAS 19.2%, DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

FOURTH-QUARTER SALES INCREASED 3.6% TO PS.106.1 MILLION COMPARED WITH PS.102.4 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 5.5% TO PS.402.2 MILLION COMPARED WITH PS.381.1 MILLION IN 2004. THE ANNUAL INCREASE REFLECTS I) HIGHER CIRCULATION, IN MEXICO AND ABROAD, OF MAGAZINES PUBLISHED BY THE COMPANY; AND II) HIGHER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.15.8 MILLION.

FOURTH-QUARTER OIBDA INCREASED TO PS.4.3 MILLION COMPARED WITH A LOSS OF PS.12.8 MILLION IN 2004, AND OIBDA MARGIN REACHED 4.1%. FULL-YEAR OIBDA ROSE TO PS.6.6 MILLION COMPARED WITH A LOSS OF PS.26.2 MILLION IN 2004, AND OIBDA MARGIN REACHED 1.6%, DRIVEN BY HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

SKY MEXICO

FOURTH-QUARTER SALES INCREASED 21.7% TO PS.1,558.1 MILLION COMPARED WITH PS.1,280.4 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 21.5% TO PS.5,986.5 MILLION COMPARED WITH PS.4,928 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO A 24.7% INCREASE IN THE SUBSCRIBER BASE AND REVENUES FROM PAY-PER-VIEW, PRIMARILY FROM NON-RECURRING SPORTS EVENTS BROADCASTED ON AN EXCLUSIVE BASIS. AS OF DECEMBER 31, 2005, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS REACHED 1,250,600 (INCLUDING 70,100 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,002,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 60,700 COMMERCIAL SUBSCRIBERS) LAST YEAR.

FOURTH-QUARTER OIBDA INCREASED 42% TO PS.686.5 MILLION COMPARED WITH PS.483.5 MILLION IN 2004, AND OIBDA MARGIN REACHED 44.1%. FULL-YEAR OIBDA INCREASED 40% TO PS.2,516.8 MILLION COMPARED WITH PS.1,797.4 MILLION IN 2004, AND OIBDA MARGIN REACHED 42%. THESE RESULTS CAME FROM HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

IN ADDITION, DURING THE FOURTH QUARTER SKY MEXICO RECOGNIZED A BENEFIT FOR ITS CUMULATIVE TAX-LOSS CARRYFORWARDS AS OF DECEMBER 31, 2005 (BY REVERSING A RELATED VALUATION ALLOWANCE RECOGNIZED IN PRIOR YEARS), IN CONNECTION WITH ITS EXPECTED TAXABLE INCOME POSITION FOR THE NEXT COMING YEARS AND IN ACCORDANCE WITH MEXICAN GAAP BULLETIN D-4, WHICH IS SIMILAR TO STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109, "ACCOUNTING FOR INCOME TAXES."

IN FEBRUARY 2006, SKY MEXICO ("INNOVA") AND ITS PARTNERS COMPLETED THE PREVIOUSLY DISCLOSED TRANSACTIONS BY WHICH AFFILIATES OF THE DIRECTV GROUP, INC. (WHICH IS 34% OWNED BY NEWS CORPORATION), ACQUIRED THE DIRECT AND INDIRECT EQUITY INTERESTS IN INNOVA FORMERLY HELD BY NEWS CORPORATION AND LIBERTY MEDIA. ACCORDINGLY, TELEVISA AND DIRECTV CURRENTLY OWN 52.7% AND 47.3%, RESPECTIVELY, OF THE EQUITY OF INNOVA. IN ADDITION, TELEVISA HAS THE RIGHT TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. IF TELEVISA ELECTS TO ACQUIRE THIS INTEREST, THEN TELEVISA AND DIRECTV WOULD OWN 58.7% AND 41.3%, RESPECTIVELY, OF INNOVA'S EQUITY.

CABLE TELEVISION

FOURTH-QUARTER SALES INCREASED 28% TO PS.389.9 MILLION COMPARED WITH PS.304.5 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 20.6% TO PS.1,405.1 MILLION COMPARED WITH PS.1,165.5 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) AN 18.9% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF DECEMBER 31, 2005, REACHED 422,088 (INCLUDING 283,207 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S SUBSCRIBER BASE OF 355,017 (INCLUDING 122,975 DIGITAL SUBSCRIBERS); II) A 130.4% INCREASE IN BROADBAND SUBSCRIBERS TO 60,986 COMPARED WITH 26,466 REPORTED LAST YEAR; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2005.

FOURTH-QUARTER OIBDA INCREASED 78.1% TO PS.171.5 MILLION COMPARED WITH PS.96.3 MILLION IN 2004, AND OIBDA MARGIN REACHED 44%. FULL-YEAR OIBDA INCREASED 32.9% TO PS.489.6 MILLION COMPARED WITH PS.368.4 MILLION IN 2004, AND OIBDA MARGIN REACHED 34.8%. THESE RESULTS REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

FOURTH-QUARTER SALES INCREASED 11.4% TO PS.107.8 MILLION COMPARED WITH PS.96.8 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 12.8% TO PS.344.7 MILLION COMPARED WITH PS.305.6 MILLION IN 2004. THE ANNUAL INCREASE CAME FROM HIGHER ADVERTISING TIME SOLD, MAINLY IN OUR NEWS AND SPORTS PROGRAMS, AS WELL AS FROM SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA.

FOURTH-QUARTER OIBDA INCREASED 21.3% TO PS.25.1 MILLION COMPARED WITH PS.20.7 MILLION IN 2004, AND OIBDA MARGIN REACHED 23.3%. FULL-YEAR OIBDA INCREASED 59.1% TO PS.52.2 MILLION COMPARED WITH PS.32.8 MILLION IN 2004, AND OIBDA MARGIN REACHED 15.1%. THESE RESULTS REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 28.5% TO PS.333.0 MILLION COMPARED WITH PS.259.2 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 4.6% TO PS.1,324.3 MILLION COMPARED WITH PS.1,266.3 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR SPORTS BUSINESS, AS WELL AS IN OUR ESMAS.COM INTERNET PORTAL, INCLUDING SALES RELATED TO OUR SMS MESSAGING SERVICE. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS.

FOURTH-QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.104.1 MILLION COMPARED WITH A LOSS OF PS.3.9 MILLION IN 2004. FULL-YEAR OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.180.4 MILLION COMPARED WITH PS.91.9 MILLION IN 2004. THESE RESULTS WERE ATTRIBUTABLE TO HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2005 AND 2004, AMOUNTED TO PS.1,045.2 MILLION AND PS.891.0 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR 2005 AND 2004, AMOUNTED TO PS.182.5 MILLION AND PS.161.2 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND SPORTS BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS IN 2004.

SALES OF DISPOSED OPERATIONS IN 2004 AMOUNTED TO PS.281.1 MILLION.


OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION OF DISPOSED OPERATIONS AMOUNTED TO PS.40.2 MILLION IN 2004.


NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING INCREASED BY PS.215.4 MILLION, OR 13.7%, TO PS.1,782.1 MILLION IN 2005 COMPARED WITH PS.1,566.7 MILLION IN 2004. THIS INCREASE REFLECTED PRIMARILY A PS.632.4 MILLION INCREASE IN NET FOREIGN-EXCHANGE LOSS RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN-EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY US TO SWAP INTO FIXED MEXICAN PESOS UP TO FIVE YEARS OF US-DOLLAR-DENOMINATED COUPONS OF A PORTION OF OUR US-DOLLAR-DENOMINATED OUTSTANDING INDEBTEDNESS, IN CONJUNCTION WITH A 4.69% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2005 COMPARED
WITH A 0.68% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2004. THIS UNFAVORABLE VARIANCE WAS PARTIALLY OFFSET BY I) A PS.30.7 MILLION DECREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A NET DECREASE IN THE AVERAGE AMOUNT OF OUR TOTAL CONSOLIDATED DEBT; II) A PS.253.7 MILLION INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS AND HIGHER INTEREST RATES IN 2005 COMPARED WITH LAST YEAR; AND III) A PS.132.6 MILLION INCREASE IN GAIN FROM MONETARY POSITION RESULTING PRIMARILY FROM A HIGHER NET LIABILITY POSITION IN 2005 COMPARED WITH 2004, WHICH WAS PARTIALLY OFFSET BY LOWER ANNUAL INFLATION IN 2005 (3.33%) COMPARED WITH 2004 (5.19%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.178.5 MILLION, OR 43.7%, TO PS.229.9 MILLION IN 2005 COMPARED WITH PS.408.4 MILLION IN 2004. THIS DECREASE REFLECTED PRIMARILY THE RECOGNITION IN 2004 OF NON-RECURRING IMPAIRMENT ADJUSTMENTS TO THE CARRYING VALUE OF CERTAIN GOODWILL AND TRADEMARKS, AS WELL AS A DECREASE IN 2005 OF RESTRUCTURING CHARGES IN CONNECTION WITH WORK-FORCE REDUCTIONS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY CERTAIN NON-RECURRENT EXPENSES INCURRED IN CONNECTION WITH THE PREPAYMENT IN MARCH 2005 OF A PORTION OF OUR UDI-DENOMINATED NOTES DUE 2007 AND OUR SENIOR NOTES DUE 2011.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.68 MILLION, OR 12.8%, TO PS.464.2 MILLION IN 2005, COMPARED WITH PS.532.2 MILLION IN 2004. THIS DECREASE REFLECTED PRIMARILY A LOWER EXPENSE IN DONATIONS AND ADVISORY AND PROFESSIONAL SERVICES.

INCOME TAX

INCOME TAX DECREASED BY PS.444.3 MILLION, OR 36.6%, TO PS.771.2 MILLION IN 2005 COMPARED WITH PS.1,215.5 MILLION IN 2004. THIS DECREASE REFLECTED A FAVORABLE EFFECT IN CONSOLIDATED DEFERRED INCOME TAX, PRIMARILY IN
CONJUNCTION WITH THE BENEFIT FOR CUMULATIVE TAX-LOSS CARRYFORWARDS RECOGNIZED BY SKY MEXICO AT DECEMBER 31, 2005, AS A RESULT OF THE EXPECTED TAXABLE INCOME POSITION OF SKY MEXICO FOR THE NEXT FEW YEARS.

EQUITY IN INCOME OF AFFILIATES

EQUITY IN INCOME OF AFFILIATES DECREASED BY PS.475.3 MILLION, OR 74.8%, TO PS.160.2 MILLION IN 2005 COMPARED WITH PS.635.5 MILLION IN 2004. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF THE EQUITY INCOME RECOGNIZED IN 2004 DUE TO THE REVERSAL OF PREVIOUS EQUITY LOSSES RECOGNIZED IN EXCESS OF OUR INVESTMENT IN SKY MULTI-COUNTRY PARTNERS ("MCOP") IN CONNECTION WITH THE RELEASE OF OUR GUARANTEE OF SATELLITE TRANSPONDER PAYMENTS OF MCOP. THE DECREASE IS ALSO THE RESULT OF A REDUCTION IN EQUITY INCOME OF UNIVISION AND OCESA ENTRETENIMIENTO, OUR LIVE-ENTERTAINMENT JOINT VENTURE WITH
CORPORACION INTERAMERICANA DE ENTRETENIMIENTO, IN WHICH WE HAVE A 40% EQUITY PARTICIPATION.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE

IN 2005, THIS LINE REFLECTED I) THE CUMULATIVE LOSS EFFECT OF PS.323.7 MILLION IN CONNECTION WITH THE ACCRUAL FOR SHARE-BASED COMPENSATION EXPENSE AT DECEMBER 31, 2005, FOR BENEFITS GRANTED TO EXECUTIVES AND EMPLOYEES UNDER THE TERMS OF OUR STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN, AS A RESULT OF THE ADOPTION, AS OF THAT DATE, OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2, "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD; AND II) THE CUMULATIVE LOSS EFFECT OF PS.182.4 MILLION, NET OF AN INCOME-TAX BENEFIT OF PS.78.2 MILLION, AT JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION, AS OF THAT DATE, OF THE GUIDELINES FOR RECOGNITION OF SEVERANCE PAYMENTS IN REVISED BULLETIN D-3, "LABOR OBLIGATIONS," ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

IN 2004,  THIS LINE  REFLECTED  THE  CUMULATIVE  LOSS EFFECT OF  PS.1,055.6
MILLION, NET OF AN INCOME-TAX BENEFIT OF PS.319.4 MILLION, IN CONNECTION WITH THE CONSOLIDATION OF SKY MEXICO IN OUR FINANCIAL STATEMENTS BEGINNING APRIL 1, 2004, AS A RESULT OF THE ADOPTION, AS OF THAT DATE, OF FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," ISSUED BY THE US FINANCIAL ACCOUNTING STANDARDS BOARD.

MINORITY INTEREST

MINORITY INTEREST IN CONSOLIDATED NET INCOME INCREASED BY PS.844.5 MILLION TO PS.1,084 MILLION IN 2005 COMPARED WITH PS.239.5 MILLION IN 2004. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY MINORITY SHAREHOLDERS IN SKY MEXICO, WHICH WE BEGAN CONSOLIDATING IN OUR FINANCIAL STATEMENTS IN APRIL 2004.


OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN 2005 OUR CAPITAL EXPENDITURES TOTALED US$248.3 MILLION, INCLUDING US$51.1 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$109.2 MILLION FOR SKY MEXICO, AND US$88 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESS UNITS. IN ADDITION, IN THE FOURTH QUARTER OF 2005, WE MADE A CAPITAL CONTRIBUTION OF US$25 MILLION IN VOLARIS, A NEW, LOW-COST-CARRIER AIRLINE WITH A CONCESSION TO OPERATE IN MEXICO. VOLARIS WILL BEGIN OPERATIONS IN MARCH 2006.


DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.18,477.7 MILLION AND PS.22,982.1 MILLION AS OF DECEMBER 31, 2005 AND 2004, RESPECTIVELY, WICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.340.5 MILLION AND PS.3,407.0 MILLION, RESPECTIVELY.


ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,262.5 MILLION AND PS.1,441.9 MILLION AS OF DECEMBER 31, 2005 AND 2004, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.75.6 MILLION AND PS.73.1 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2005 AND 2004, OUR CONSOLIDATED NET DEBT WAS PS.3,699.7 MILLION AND PS.5,786.2 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

FROM JANUARY 1 THROUGH DECEMBER 31, 2005, WE REPURCHASED APPROXIMATELY 31.2 MILLION CPOS FOR PS.1,043.6 MILLION IN NOMINAL TERMS. THROUGH APRIL 27, 2006, WE HAD REPURCHASED APPROXIMATELY 3.7 MILLION CPOS FOR PS.154.7 MILLION IN NOMINAL TERMS.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2005, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.14,232.7 MILLION IN NOMINAL TERMS, REPRESENTING A 2% INCREASE IN REAL TERMS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 57.5% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2005, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST-BEARING NOTES RECEIVABLE MATURING THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED-AVERAGE MATURITY OF THESE NOTES WAS 3.1 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN 2005, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.5%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.2%. IN 2005, TELEVISA AIRED 87% OF THE TOP-100 RATED PROGRAMS.

OUTLOOK FOR 2006

IN OUR TELEVISION BROADCASTING BUSINESS, WE EXPECT HIGH-SINGLE-DIGIT SALES GROWTH AND OIBDA MARGIN REACHING 49% FOR THE FULL-YEAR 2006. ON A
CONSOLIDATED BASIS, WE EXPECT OUR OIBDA MARGIN TO EXCEED 40% FOR THE FULL-YEAR 2006.


ABOUT TELEVISA

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


THE PRO-FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD RECOGNITION OF SALES AND COST OF GOODS SOLD BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE, THE READER SHOULD NOT RELY ON THE PRO-FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS OF FUTURE PERIODS.

                         FINANCIAL STATEMENT NOTES

                                  ANNEX 2

                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
---------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
    OF DECEMBER 31, 2005, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)



1. ACCOUNTING POLICIES:

      THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

      FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2005, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING PARAGRAPHS.

      EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS FOR SEVERANCE OBLIGATIONS REQUIRED BY THE REVISED BULLETIN D-3, "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA"). BULLETIN D-3 REQUIRES THAT SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS, BE RECOGNIZED BASED UPON ACTUARIAL CALCULATIONS (SEE NOTE 11). THROUGH DECEMBER 31, 2004, SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL WERE CHARGED BY THE GROUP TO INCOME IN THE YEAR IN WHICH THEY WERE INCURRED.

      EFFECTIVE DECEMBER 31, 2005, THE GROUP ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2 ("IFRS 2"), "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. IFRS 2 REQUIRES ACCRUING FOR SHARE-BASED COMPENSATION EXPENSE, WHICH IS MEASURED WHEN EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES UNDER THE TERMS OF THE GROUP'S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN (SEE NOTES 5 AND 11). BEFORE DECEMBER 31, 2005, THE GROUP RECOGNIZED EQUITY COMPENSATION BENEFITS IN CONSOLIDATED STOCKHOLDERS' EQUITY, WHEN BENEFITS BECAME VESTED.

2. PROPERTY, PLANT AND EQUIPMENT:

       PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:


                                                 2005             2004
                                          ----------------  ----------------
BUILDINGS                                 Ps.   7,964,833   Ps.   7,807,516
BUILDING IMPROVEMENTS                           1,582,373         1,720,042
TECHNICAL EQUIPMENT                            17,970,490        17,810,157
SATELLITE TRANSPONDERS                          1,636,152         1,714,647
FURNITURE AND FIXTURES                            500,070           596,442
TRANSPORTATION EQUIPMENT                        1,105,876         1,172,949
COMPUTER EQUIPMENT                              1,413,731         1,488,757
                                          ----------------  ----------------
                                               32,173,525        32,310,510
ACCUMULATED DEPRECIATION                      (17,174,543)      (16,993,039)
                                          ----------------  ----------------
                                               14,998,982        15,317,471
LAND                                            3,820,812         3,827,822
CONSTRUCTION AND PROJECTS IN PROGRESS             908,753           652,805
                                          ----------------  ----------------
                                          Ps.  19,728,547   Ps.  19,798,098
                                          ================  ================

      DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, WAS PS.2,084,345 AND PS.1,870,125, RESPECTIVELY.


3. LONG-TERM DEBT SECURITIES:

      AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                         2005                           2004
                                          --------------------------------  -----------------------------
                                           U.S. DOLLAR                       U.S. DOLLAR
                                            PRINCIPAL                         PRINCIPAL
                                             AMOUNTS          MEXICAN          AMOUNTS         MEXICAN
       LONG-TERM DEBT SECURITIES           (THOUSANDS)         PESOS         (THOUSANDS)        PESOS
----------------------------------------  --------------  ----------------  -------------  ---------------
11.875%  SERIES "B" SENIOR NOTES DUE
  2006 (A)                                 $      5,343   Ps.      56,777   $     5,343    Ps.    61,554
8.625% SENIOR NOTES DUE 2005 (B)                      -                 -       200,000        2,304,112
8.000% SENIOR NOTES DUE 2011 (B) (C)             75,484           802,131       300,000        3,456,169
6.625% SENIOR NOTES DUE 2025 (B) (C)            600,000         6,375,900             -                -
8.500% SENIOR NOTES DUE 2032 (B)                300,000         3,187,950       300,000        3,456,169
12.875% SENIOR NOTES DUE 2007                         -                 -        88,000        1,013,810
9.375% SENIOR NOTES DUE 2013 (D)                300,000         3,187,950       300,000        3,456,169
                                          --------------  ----------------  ------------   ---------------
                                           $  1,280,827        13,610,708   $ 1,193,343       13,747,983
                                          ==============                    ============
8.15% UDI-DENOMINATED NOTES DUE 2007
(C) (E)                                                           941,071                      3,966,662
                                                          ----------------                 ---------------
                                                           Ps. 14,551,779                  Ps.17,714,645
                                                          ================                 ===============

(A) THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND
     FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON THESE SECURITIES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM AND IS PAYABLE SEMI-ANNUALLY.

(B) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2005, 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07%, 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

(C) IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE AND EXPIRED IN MARCH 2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS (SEE NOTE 14).

(D) IN SEPTEMBER 2003, INNOVA COMPLETED THE OFFERING OF THESE SENIOR NOTES, WHICH ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE COVENANTS FOR INNOVA ON ADDITIONAL INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSETS SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. ADDITIONALLY, ON OR BEFORE SEPTEMBER 19, 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 AND 1,086,007,800 UDIS AS OF DECEMBER 31, 2005 AND 2004, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2005 AND 2004 INCLUDES RESTAMENT OF PS.226,404 AND PS.866,681, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2005, WAS OF PS. 3.637532 PER UDI.

     IN 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600.0 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025, AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF THE SENIOR NOTES DUE 2025. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7). AS OF DECEMBER 31, 2005 AND 2004, THE TOTAL PRINCIPAL AMOUNT OF THE GROUP'S LONG-TERM DEBT BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$775.5 MILLION AND U.S.$600.0 MILLION, RESPECTIVELY.

     IN JUNE 2005, THE COMPANY REPURCHASED U.S.$2.0 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AMOUNT OF U.S.$2.4 MILLION.

     IN JANUARY 2006, THE COMPANY REPURCHASED U.S.$3.5 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AMOUNT OF U.S.$4.0 MILLION. ACCORDINGLY, THIS U.S.$3.5 MILLION LONG-TERM DEBT HAS BEEN CLASSIFIED AS SHORT-TERM DEBT IN THE GROUP'S CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005.


4. CONTINGENCIES:

           IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

      THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.


5. STOCKHOLDERS' EQUITY:

      THE MAJORITY  STOCKHOLDERS'  EQUITY AS OF DECEMBER 31, IS ANALYZED AS
FOLLOWS:

                                                       2005                           2004
                                           -----------------------------  ------------------------------
                                             NOMINAL        RESTATED          NOMINAL        RESTATED
                                              PESOS           PESOS            PESOS          PESOS
                                           -------------  --------------  ---------------  -------------
CAPITAL STOCK ISSUED                       Ps. 2,524,174  Ps.  9,889,463   Ps. 2,524,174   Ps. 9,889,463
ADDITIONAL PAID-IN CAPITAL                     3,841,792       4,212,442       3,841,792       4,212,442
LEGAL RESERVE                                  1,018,068       1,798,387         802,231       1,575,357
RESERVE FOR REPURCHASE OF SHARES               2,255,655       5,744,583       2,255,655       5,744,583
UNAPPROPRIATED EARNINGS                        3,285,844      11,834,150       7,738,613      11,917,996
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES        3,397,806       3,864,915       3,475,741       4,054,315
CUMULATIVE EFFECT OF DEFERRED TAXES           (2,197,681)     (2,986,569)     (2,197,681)     (2,986,569)
ACCUMULATED OTHER COMPREHENSIVE LOSS                  --      (4,424,715)             --      (3,715,195)
NET INCOME FOR THE YEAR                               --       6,125,542       4,316,743       4,460,607
SHARES REPURCHASED                           (6,493,138)      (7,045,146)     (5,834,065)     (6,504,449)
                                                          --------------                   -------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                       Ps. 29,013,052                   Ps.28,648,550
                                                          ==============                   =============


      IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.4,114,065 (PS.3,850,000 NOMINAL), WHICH WAS PAID IN CASH ON MAY 21, 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

      IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APPROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("THE RECAPITALIZATION"), WHICH COMPRISED THE FOLLOWING: (I) A 25-FOR-ONE STOCK SPLIT, WHICH BECAME EFFECTIVE ON JULY 26, 2004 (ALL THE COMPANY'S SHARE DATA IN THESE FINANCIAL STATEMENTS ARE PRESENTED ON POST-SPLIT BASIS); (II) THE CREATION OF THE SERIES "B" SHARES;
(III) A 14-FOR-25 STOCK DIVIDEND IN THE AMOUNT OF PS.968,262 (NOMINAL OF PS.906,114 ); AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 ON A PRE-SPLIT BASIS BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

      IN CONNECTION WITH THE COMPANY'S RECAPITALIZATION IN JULY 2004, THE COMPANY ISSUED 312,880,056 ADDITIONAL CPOS BY COMBINING 7,822,001,400 SERIES "A" SHARES, 6,883,361,232 SERIES "B" SHARES, 10,950,801,960 SERIES
"D" SHARES AND 10,950,801,960 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE OWNED BY CERTAIN SHAREHOLDERS. ADDITIONALLY, IN OCTOBER, 2004, THE COMPANY ISSUED 79,956,795 ADDITIONAL CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A COMPANY'S TRUST (EQUIVALENT TO 76,510,876 CPOS) AND A COMPANY'S SUBSIDIARY (EQUIVALENT TO 3,445,919 CPOS).

      IN APRIL, 2005, THE COMPANY ISSUED 4,285 ADDITIONAL CPOS BY COMBINING 107,125 SERIES "A" SHARES, 94,270 SERIES "B" SHARES, 149,975 SERIES "D" SHARES AND 149,975 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A TRUST FOR A GROUP'S PENSION PLAN.

      IN APRIL 2005, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.1.35 PER CPO, EQUIVALENT TO PS.4,305,789 (PS.4,214,750 NOMINAL), WHICH WAS PAID IN CASH ON MAY 31, 2005.

      AS OF DECEMBER 31, 2005, THE NUMBER OF SHARES AND CPOS ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:


SHARES                        ISSUED          REPURCHASED       OUTSTANDING
----------------------  ------------------  ----------------  -----------------
SERIES "A"                124,736,244,175    10,490,391,260    114,245,852,915
SERIES "B"                 60,269,682,796     6,299,092,783     53,970,590,013
SERIES "D"                 92,133,721,715     6,271,477,644     85,862,244,071
SERIES "L"                 92,133,721,715     6,271,477,644     85,862,244,071
                        ------------------  ----------------  -----------------
                          369,273,370,401    29,332,439,331    339,940,931,070
                        ==================  ================  =================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2005, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS
FOLLOWS:


                                                   A, B, D, AND L SHARES
                                        ------------------------------------------------
                                          IN THE FORM      NOT IN THE
                                            OF CPOS       FORM OF CPOS         TOTAL          NET COST
                                        ------------------------------------------------------------------
REPURCHASE PROGRAM (1)                   5,458,096,800               -     5,458,096,800   PS. (1,463,076)
OWNED BY A COMPANY'S SUBSIDIARY
(2) (3)                                  6,554,784,366     537,563,559     7,092,347,925       (1,506,352)
ACQUIRED BY A COMPANY'S TRUST (4)        8,951,772,492   7,830,222,114    16,781,994,606       (3,988,479)
ADVANCE FOR ACQUISITION OF SHARES (2)                                                             (87,239)
                                        ==================================================================
                                        20,964,653,658   8,367,785,673    29,332,439,331   PS. (7,045,146)
                                        ==================================================================

(1) IN THE YEAR ENDED DECEMBER 31,2005 THE COMPANY REPURCHASED 3,645,462,600 SHARES IN THE FORM OF 31,157,800 CPOS, IN THE AMOUNT OF PS. 1,065,165 (PS. 1,043,647 NOMINAL).
(2)  IN CONNECTION WITH THE STOCK REPURCHASE PLAN.
(3) IN MARCH 2005, THE GROUP RELEASED 2,036,135,556 SHARES, IN THE FORM OF 17,402,868 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.167,894, IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN. ALSO, IN JULY 2005, THE GROUP RELEASED 1,114,850,763 SHARES, IN THE FORM OF 9,528,639 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.144,985 IN CONNECTION WITH SUCH PLAN.
(4)  IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

      EFFECTIVE DECEMBER 31,2005, THE GROUP ADOPTED IFRS2, "SHARE-BASED PAYMENT", AND RECOGNIZED ACCUMULATIVE LOSS OF ACCOUNTING CHANGE AS OF THAT DATE IN THE AMOUNT OF PS.323,534 AS AN ACCRUAL IN STOCKHOLDERS' EQUITY FOR BENEFITS GRANTED TO EXCECUTIVES AND EMPLOYEES UNDER THE TERMS OF THE GROUP'S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN (SEE NOTES 1 AND
11)


6. REPURCHASE OF SHARES:

      AS OF DECEMBER 31, 2005, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,191,798. THIS RESERVE WAS USED IN 1999, 2000 AND 2003, IN THE AMOUNT OF PS.295,702, PS.661,011 AND PS.490,502, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

      IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.


7. INTEGRAL COST OF FINANCING:

      INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31, CONSISTED
OF:

                                              2005             2004
                                         ---------------  ----------------
INTEREST EXPENSE (1)                      Ps. 2,134,499     Ps. 2,165,217
INTEREST INCOME                                (932,124)         (678,391)
FOREIGN EXCHANGE LOSS, NET (2)                  727,547            95,179
GAIN  FROM MONETARY POSITION, NET (3)          (147,892)          (15,318)
                                         ---------------  ----------------
                                          Ps. 1,782,030     Ps. 1,566,687
                                         ===============  ================

(1) INCLUDES RESTATEMENT OF UDIS OF PS.31,775 AND PS.177,845 NET IN 2005 AND 2004, RESPECTIVELY.
(2) NET FOREIGN EXCHANGE LOSS IN 2005 AND 2004 INCLUDES A NET LOSS FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.712,259 AND PS.99,468, RESPECTIVELY. A FOREIGN EXCHANGE GAIN IN 2005 AND 2004 OF PS.416,856 AND PS.44,064, RESPECTIVELY, WERE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION AND RECOGNIZED IN STOCKHOLDERS' EQUITY AS OTHER COMPREHENSIVE LOSS.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2005 AND 2004 OF PS.133,220 AND PS.187,800, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.


8.    DEFERRED TAXES:

      THE  DEFERRED  INCOME TAX  LIABILITY  AS OF DECEMBER  31, WAS DERIVED
FROM:

                                                2005             2004
                                            --------------  ----------------
ASSETS:
ACCRUED LIABILITIES                         Ps.   806,837   Ps.     784,965
GOODWILL                                          801,307           881,452
TAX LOSS CARRYFORWARDS                          1,245,149         1,573,582
ALLOWANCE FOR DOUBTFUL ACCOUNTS                   412,697           428,037
CUSTOMER ADVANCES                               1,378,988         1,604,641
OTHER ITEMS                                       221,434           324,868
                                            --------------  ----------------
                                                4,866,412         5,597,545
                                            --------------  ----------------
LIABILITIES:
INVENTORIES                                      (216,332)         (756,675)
PROPERTY, PLANT AND EQUIPMENT - NET              (999,494)       (1,178,787)
OTHER ITEMS                                    (1,299,000)       (1,650,498)
INNOVA                                         (1,322,182)       (1,620,793)
                                            --------------  ----------------
                                               (3,837,008)       (5,206,753)
                                            --------------  ----------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES        1,029,404           390,792
DEFERRED TAX OF FOREIGN SUBSIDIARIES              (56,313)           54,586
ASSETS TAX                                      1,384,233         1,475,108
VALUATION ALLOWANCE                            (2,555,530)       (3,527,175)
                                            --------------  ----------------
DEFERRED INCOME TAX LIABILITY                    (198,206)       (1,606,689)
EFFECT ON CHANGE OF INCOME TAX RATES               32,549           189,534
                                            --------------  ----------------
DEFERRED TAX LIABILITY OF CONTINUING
OPERATIONS                                  Ps.  (165,657)  Ps.  (1,417,155)
                                            ==============  ================


9. EXTRAORDINARY ITEMS:

      NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004.

10. DISCONTINUED OPERATIONS:

      NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004.

11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

      EFFECTIVE DECEMBER 31, 2005, IN CONNECTION WITH THE ADOPTION OF THE GUIDELINES OF IFRS 2, "SHARE-BASED PAYMENT", THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005, A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE NET AMOUNT OF PS.323,534 (SEE NOTES 1 AND 5).

      EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 (SEE NOTE 1), THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005, A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.182,545, NET OF A RELATED INCOME TAX BENEFIT OF PS.78,234.

      BEGINNING APRIL 1, 2004, THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", AND BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF SKY MEXICO. AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.1,055,637, NET OF INCOME TAX IN THE AMOUNT OF PS.319,394, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN PREVIOUS YEARS AND THE FIRST QUARTER OF 2004.


12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

      THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2005, ARE AS FOLLOWS:

                         HISTORICAL NET RESULT (1)                            RESTATED NET RESULT
                      --------------------------------                  ---------------------------------
                                                        INDEX AT END
      QUARTER           ACCUMULATED        QUARTER        OF PERIOD      ACCUMULATED        QUARTER
--------------------  ----------------- --------------  --------------  ---------------  ---------------
1/ 05                 Ps.     594,052   Ps.  594,052        113.438     Ps.   609,045    Ps.   609,045
2/ 05                       1,871,159      1,277,060        113.447         1,918,232        1,309,187
3/ 05                       3,552,138      1,663,877        114.484         3,608,514        1,690,284
4/ 05                       6,125,542      2,517,026        116.301         6,125,542        2,517,026

(1) AS REPORTED IN EACH QUARTER.


13. INFORMATION BY SEGMENTS:

       INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, WERE AS FOLLOWS:

                                       TOTAL       INTERSEGMENT    CONSOLIDATED      OPERATING
                                      REVENUES       REVENUES        REVENUES      INCOME (LOSS)
                                  ---------------  --------------  --------------  ---------------
2005:
TELEVISION BROADCASTING           Ps. 18,570,795   Ps.  548,423    Ps.18,022,372   Ps.  7,834,869
PAY TELEVISION NETWORKS                1,111,176        293,042         818, 134          492,160
PROGRAMMING EXPORTS                    1,875,916              -        1,875,916          664,162
PUBLISHING                             2,505,499         38,571        2,466,928          453,998
PUBLISHING DISTRIBUTION                  402,193         10,223          391,970         (15,159)
SKY MEXICO                             5,986,527         31,945        5,954,582        1,571,787
CABLE TELEVISION                       1,405,145          2,884        1,402,261          175,566
RADIO                                    344,733         51,245          293,488           32,759
OTHER BUSINESSES                       1,324,209         68,819        1,255,390         (224,884)
ELIMINATIONS AND CORPORATE
EXPENSES                              (1,045,152)    (1,045,152)               -         (182,471)
                                  ---------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                Ps. 32,481,041   Ps.        -    Ps.32,481,041   Ps. 10,802,787
                                  ===============  ==============  ==============  ===============

2004:
TELEVISION BROADCASTING           Ps. 17,671,898   Ps.  423,566    Ps.17,248,332   Ps.  6,945,075
PAY TELEVISION NETWORKS                  827,472        115,878          711,594          286,999
PROGRAMMING EXPORTS                    1,981,205              -        1,981,205          748,676
PUBLISHING                             2,163,131          5,145        2,157,986          414,599
PUBLISHING DISTRIBUTION                1,626,435          8,392        1,618,043         (49,952)
SKY MEXICO (1)                         3,758,154         44,427        3,713,727          797,408
CABLE TELEVISION                       1,165,514          3,641        1,161,873           76,791
RADIO                                    305,623         50,998          254,625           13,271
OTHER BUSINESSES                       1,547,428        103,604        1,443,824         (228,651)
ELIMINATIONS AND CORPORATE
EXPENSES                                (755,651)      (755,651)               -         (161,173)
                                  ---------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                Ps. 30,291,209   Ps.        -    Ps.30,291,209   Ps.  8,843,043
                                  ===============  ==============  ==============  ===============

(1)  BEGINNING  APRIL  1,  2004,  THE  GROUP   CONSOLIDATES  THE  FINANCIAL
     STATEMENTS OF SKY MEXICO.


14. PREPAYMENT OF LONG-TERM DEBT:

      DURING 2005, THE GROUP PREPAID CERTAIN LONG-TERM NOTES PAYABLE IN THE
AGGREGATE  PRINCIPAL  AMOUNT  OF  APPROXIMATELY   U.S.$5.4  MILLION,  WHICH
ORIGINALLY MATURED BETWEEN 2007 AND 2009.

      IN MAY 2005, THE GROUP PREPAID ALL OF THE OUTSTANDING AMOUNTS OF A PS.80.0 MILLION LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2006.

      IN JULY 2005, INNOVA ENTERED INTO A PS.1,012,000 LONG-TERM LOAN WITH THE COMPANY, WITH A FIXED INTEREST RATE OF 10.55% PER ANNUM PAYABLE ON A MONTHLY BASIS AND MATURITIES IN 2010 AND 2011. THE PROCEEDS OF THIS INTERCOMPANY LOAN WERE USED BY INNOVA TO PREPAY ALL OF THE OUTSTANDING AMOUNTS UNDER A SIMILAR CREDIT AGREEMENT WITH A MEXICAN BANK.


15. DISPOSAL OF INTEREST IN DTH TECHCO PARTNERS:

      IN  OCTOBER  2005,  IN A SERIES OF  RELATED  TRANSACTIONS,  THE GROUP
DISPOSED ITS 30% INTEREST IN DTH TECHCO PARTNERS ("TECHCO"), AND WAS RELEASED OF ANY OBLIGATION IN CONNECTION WITH A GUARANTEE GRANTED BY THE GROUP IN RESPECT OF CERTAIN TECHCO'S INDEBTEDNESS. AS A RESULT OF THIS DISPOSAL, THE GROUP RECOGNIZED A PRETAX LOSS OF APPROXIMATELY PS.160,141 AS OTHER EXPENSE, WHICH PRIMARILY CONSISTED OF THE AGGREGATE AMOUNT OF THE CARRYING VALUE OF THE GROUP'S NET INVESTMENT IN TECHCO, WHICH INCLUDED ALL OF THE OUTSTANDING AMOUNTS RECEIVABLE IN CONNECTION WITH LONG-TERM LOANS MADE BY THE GROUP TO TECHCO.


16. INVESTMENTS IN ASSOCIATES

      IN THE FOURTH QUARTER OF 2005, THE GROUP MADE INITIAL CAPITAL CONTRIBUTIONS FOR AN AGGREGATE AMOUNT OF U.S.$25.0 MILLION REPRESENTING A 25% INTEREST IN CONCESIONARIA VUELA COMPANIA DE AVIACION, S.A. DE C.V. ("VOLARIS"), A NEW LOW-COST CARRIER AIRLINE WITH A CONCESSION TO OPERATE IN MEXICO. VOLARIS EXPECTS TO START OPERATIONS IN MARCH 2006.

      IN THE FOURTH QUARTER OF 2005, THE GROUP ACQUIRED A 40% INTEREST OF THE OUTSTANDING CAPITAL STOCK OF GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.U. ("LA SEXTA") FOR AN AGGREGATE AMOUNT OF APPROXIMATELY 1.2 MILLION EUROS (PS.15,321). LA SEXTA IS A SPANISH COMPANY TO WHICH THE GOVERNMENT OF SPAIN GRANTED A CONCESSION FOR A FREE-TO AIR TELEVISION CHANNEL. LA SEXTA IS EXPECTED TO START OPERATIONS IN THE SECOND QUARTER OF 2006.


17. SKY MEXICO'S SUBSEQUENT EVENT

   IN FEBRUARY 2006, SKY MEXICO AND ITS PARTNERS COMPLETED CERTAIN TRANSACTIONS IN CONNECTION WITH A SERIES OF AGREEMENTS ENTERED INTO BY THE GROUP, THE DIRECTV GROUP, INC. ("DIRECTV") AND NEWS CORP. IN OCTOBER 2004, BY WHICH AFFILIATES OF DIRECTV ACQUIRED THE DIRECT AND INDIRECT EQUITY INTERESTS IN SKY MEXICO, FORMERLY HELD BY NEWS CORP. AND LIBERTY MEDIA. ACCORDINGLY, THE GROUP AND DIRECTV CURRENTLY OWN 52.7% AND 47.3%, RESPECTIVELY, OF THE EQUITY OF SKY MEXICO. IN ADDITION, THE GROUP HAS THE RIGHT TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. IF THE GROUP ELECTS TO ACQUIRE THIS INTEREST, THEN THE GROUP AND DIRECTV WOULD OWN 58.7% AND 41.3%, RESPECTIVELY, OF SKY MEXICO'S EQUITY.

                             - - - - - - - - -

                                   ANALYSIS OF INVESTMENTS IN SHARES
                                             SUBSIDIARIES

                                               ANNEX 3
                                                                                                          CONSOLIDATED
AUDITED INFORMATION                                                                                     FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------
                                                                                      NUMBER               %
                COMPANY NAME                        MAIN ACTIVITIES                 OF SHARES          OWNERSHIP
----------------------------------------------------------------------------------------------------------------------

 1   CORPORATIVO VASCO DE QUIROGA,       PROMOTION AND DEVELOPMENT OF
     S.A. DE C.V.                        COMPANIES                                  12,511,529           100.00
 2   CVQ ESPECTACULOS, S.A. DE C.V.      PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                  13,400,500           100.00
 3   DTH EUROPA, S.A.                    PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                   1,080,182            90.25
 4   EDITORA FACTUM, S.A. DE C.V.        PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                 666,569,438           100.00
 5   EDITORIAL TELEVISA, S.A. DE C.V.    PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                   1,037,498           100.00
 6   FACTUM MAS, S.A. DE C.V.            PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                               5,482,020,219           100.00
 7   GRUPO DISTRIBUIDORAS INTERMEX,      DISTRIBUTION OF BOOKS
     S.A. DE C.V.                        AND MAGAZINES                             242,378,445           100.00
 8   CAMPUS AMERICA, S.A. DE C.V.        PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                 418,881,301           100.00
 9   PROMO-INDUSTRIAS                    PROMOTION AND DEVELOPMENT OF
     METROPOLITANAS, S.A. DE C.V.        COMPANIES                                   1,185,147           100.00
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.    COMMERCIALIZATION OF
                                         RADIO PROGRAMMING                          76,070,313            50.00
 11  TELEPARABOLAS, S.L.                 MAINTENANCE OF PARABOLIC DISHES                 1,500           100.00
 12  TELESISTEMA MEXICANO, S.A. DE C.V.  COMMERCIALIZATION OF TELEVISION           149,442,880           100.00
 13  TELEVISA ARGENTINA, S.A.            COMMERCIAL OPERATION OF TELEVISION          1,425,000           100.00
 14  TELEVISA JUEGOS, S.A. DE C.V.       PROMOTION AND DEVELOPMENT OF
                                         COMPANIES                                      65,249           100.00
 15  TELEVISION INDEPENDIENTE DE         PROMOTION AND DEVELOPMENT OF
     MEXICO, S.A. DE C.V.                COMPANIES                                  21,135,608           100.00
 16  CAPITALIZED INTEGRAL COST OF        FOR THE YEARS 1994, 1995, 1996 & 1998               -                -
     FINANCING

                                             ANALYSIS OF INVESTMENTS IN SHARES
                                                        ASSOCIATES

                                                                                                                  CONSOLIDATED
AUDITED INFORMATION                                                                                             FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         TOTAL AMOUNT
                                                                                                  (Thousands of Mexican Pesos)
                                                                          NUMBER           %      ----------------------------
        COMPANY NAME                           MAIN ACTIVITIES           OF SHARES     OWNERSHIP    ACQUISITION      BOOK
                                                                                                       COST          VALUE
------------------------------------------------------------------------------------------------------------------------------

 1   ARGOS COMUNICACION, S.A. DE C.V.       OPERATION AND/OR
                                            BROADCASTING OF T.V.         33,000,000      15.30        137,000        32,612
 2   CONTROLADORA VUELA COMPANIA
     DE AVIACION, S.A. DE C.V.              CARRIER AIRLINE                      15      25.00        270,824       240,465
 3   DIBUJOS ANIMADOS MEXICANOS             PRODUCTION OF
     DIAMEX, S.A. DE C.V.                   ANIMATED CARTOONS             1,735,560      49.00          4,384           752
 4   EDITORIAL CLIO, LIBROS Y VIDEOS,       PUBLISHING AND PRINTING
     S.A. DE C.V.                           OF BOOKS AND MAGAZINES        3,227,050      30.00         32,270        16,110
 5   ENDEMOL MEXICO, S.A. DE C.V.           COMMERCIALIZATION OF
                                            TELEVISION PROGRAMMING           24,500      49.00             25        13,034
 6   EN VIVO ESPECTACULOS, S. DE R.L.       LIVE ENTERTAINMENT IN
     DE C.V.                                MEXICO                                2     100.00          4,898         1,205
 7   GESTORA DE INVERSIONES                 COMMERCIALIZATION OF
     AUDIOVISUALES, S.A.U.                  TELEVISION PROGRAMMING          240,405      40.00         15,321        15,321
 8   MAS FONDOS, S.A. DE C.V.               MUTUAL FUND DISTRIBUTION
                                            COMPANY                          99,758      46.55         99,758         9,798
 9   METROS CUBICOS, S.A. DE C.V.           PORTAL INTERNET               2,089,343      18.65         43,031         4,032
 10  OCESA ENTRETENIMIENTO, S.A. DE         LIVE ENTERTAINMENT IN
     C.V.                                   MEXICO                       14,100,000      40.00      1,095,581       500,747
 11  PUBLICIDAD VIRTUAL LATINOAMERICANA,    TV ADVERTISING
     LTDA.                                  SERVICES                              1     100.00         20,985        (1,105)
 14  TELEVISA EMI MUSIC, S.A DE C.V.        MUSIC RECORDING                      25      50.00             25        (1,029)
     TELEVISORA DEL YAQUI, S.A. DE C.V.     OPERATION AND/OR
                                            BROADCASTING OF T.V.          4,124,986      15.00            412         6,806
     UNIVISION COMMUNICATIONS, INC.         BROADCASTING OF T.V.
                                            SPANISH PROGRAMS             30,187,534       9.86      5,602,976     5,682,059
------------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATES                                                                 7,327,490     6,520,807
------------------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                                  1,066,702
------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                          7,327,490     7,587,509
------------------------------------------------------------------------------------------------------------------------------

     NOTES

                                                        CREDIT BREAK DOWN
                                                  (Thousands of Mexican Pesos)

                                                             ANNEX 5
                                                                                                                       CONSOLIDATED
AUDITED INFORMATION                                                                                                  FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)
                                                                                            TIME INTERVAL
                                           AMORTIZATION   INTEREST   --------------------------------------------------------------
           CREDIT TYPE / INSTITUTION           DATE         RATE     CURRENT   UNTIL 1   UNTIL 2    UNTIL 3   UNTIL 4     UNTIL 5
                                                                      YEAR      YEAR      YEAR       YEAR      YEAR         YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                     BANKS
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
-----------------------------------------------------------------------------------------------------------------------------------
SECURED
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
-----------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                                4/23/2012     10.35                                                         2,000,000
BANAMEX, S.A.                                5/21/2009      9.70                                             1,162,460
BANAMEX, S.A.                                 5/1/2008      8.93               240,000             480,000
CORPORACION FINANCIERA DE ARRENDAMIENTO      7/31/2006     17.11                   446
BANK OF AMERICA                              3/31/2010      5.64
SUNTRUST BANK MIAMI, NATIONAL                 4/1/2008      4.50
LEASING DE COLOMBIA                          6/28/2009     13.37
BANCO DE BILBAO VIZCAYA, S.A.                1/30/2006      5.86
LEASING DE OCCIDENTE                         4/29/2007     17.62
SANTANDER CENTRAL HISPANO LEASING, S.A.      1/24/2006     14.74



-----------------------------------------------------------------------------------------------------------------------------------
OTHER
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                              -     240,446     -       480,000   1,162,460   2,000,000
-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
                                                                       AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
                                                                                             TIME INTERVAL
                                           AMORTIZATION   INTEREST   --------------------------------------------------------------
           CREDIT TYPE / INSTITUTION           DATE         RATE     CURRENT   UNTIL 1   UNTIL 2    UNTIL 3   UNTIL 4     UNTIL 5
                                                                      YEAR      YEAR      YEAR       YEAR      YEAR         YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                     BANKS
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN TRADE
-----------------------------------------------------------------------------------------------------------------------------------
SECURED
-----------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL BANKS
-----------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                                4/23/2012     10.35
BANAMEX, S.A.                                5/21/2009      9.70
BANAMEX, S.A.                                 5/1/2008      8.93
CORPORACION FINANCIERA DE ARRENDAMIENTO      7/31/2006     17.11
BANK OF AMERICA                              3/31/2010      5.64                532        532         532       532       26,824
SUNTRUST BANK MIAMI, NATIONAL                 4/1/2008      4.50              4,251      4,251       4,250
LEASING DE COLOMBIA                          6/28/2009     13.37                360         47          53       178
BANCO DE BILBAO VIZCAYA, S.A.                1/30/2006      5.86                359
LEASING DE OCCIDENTE                         4/29/2007     17.62                183        123
SANTANDER CENTRAL HISPANO LEASING, S.A.      1/24/2006     14.74                  5



-----------------------------------------------------------------------------------------------------------------------------------
OTHER
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                          -        5,690      4,953       4,835       710       26,824
-----------------------------------------------------------------------------------------------------------------------------------


                                                CREDIT BREAK DOWN
                                          (Thousands of Mexican Pesos)

                                                                                                                       CONSOLIDATED
AUDITED INFORMATION                                                                                                  FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)
                                                                                            TIME INTERVAL
                                           AMORTIZATION   INTEREST   --------------------------------------------------------------
           CREDIT TYPE / INSTITUTION           DATE         RATE     CURRENT   UNTIL 1   UNTIL 2    UNTIL 3   UNTIL 4     UNTIL 5
                                                                      YEAR      YEAR      YEAR       YEAR      YEAR         YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                 STOCK MARKET
-----------------------------------------------------------------------------------------------------------------------------------
             LISTED STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED
-----------------------------------------------------------------------------------------------------------------------------------
SECURED
-----------------------------------------------------------------------------------------------------------------------------------
              PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED
-----------------------------------------------------------------------------------------------------------------------------------

UDI DENOMINATED-NOTES                        4/13/2007      8.15                          941,071
HOLDERS                                      5/13/2006     12.49
HOLDERS                                      9/13/2011      8.41
HOLDERS                                      3/11/2032      8.94
HOLDERS                                      3/18/2025      6.97
HOLDERS                                      9/19/2013      9.86

-----------------------------------------------------------------------------------------------------------------------------------
SECURED
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
                                                                                             TIME INTERVAL
                                           AMORTIZATION   INTEREST   --------------------------------------------------------------
           CREDIT TYPE / INSTITUTION           DATE         RATE     CURRENT   UNTIL 1   UNTIL 2    UNTIL 3   UNTIL 4     UNTIL 5
                                                                      YEAR      YEAR      YEAR       YEAR      YEAR         YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                 STOCK MARKET
-----------------------------------------------------------------------------------------------------------------------------------
             LISTED STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED
-----------------------------------------------------------------------------------------------------------------------------------
SECURED
-----------------------------------------------------------------------------------------------------------------------------------
              PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED
-----------------------------------------------------------------------------------------------------------------------------------
UDI DENOMINATED-NOTES                        4/13/2007      8.15
HOLDERS                                      5/13/2006     12.49                56,777
HOLDERS                                      9/13/2011      8.41                37,544
HOLDERS                                      3/11/2032      8.94                                                           764,587
HOLDERS                                      3/18/2025      6.97                                                         3,187,950
HOLDERS                                      9/19/2013      9.86                                                         6,375,900
                                                                                                                         3,187,950
-----------------------------------------------------------------------------------------------------------------------------------
SECURED
-----------------------------------------------------------------------------------------------------------------------------------

                                               CREDIT BREAK DOWN
                                          (Thousands of Mexican Pesos)

                                                                                                                       CONSOLIDATED
AUDITED INFORMATION                                                                                                  FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)
                                                                                            TIME INTERVAL
                                           AMORTIZATION   INTEREST   --------------------------------------------------------------
           CREDIT TYPE / INSTITUTION           DATE         RATE     CURRENT   UNTIL 1   UNTIL 2    UNTIL 3   UNTIL 4     UNTIL 5
                                                                      YEAR      YEAR      YEAR       YEAR      YEAR         YEAR
-----------------------------------------------------------------------------------------------------------------------------------
              TOTAL STOCK MARKET                                          0           0   941,071          0          0           0
-----------------------------------------------------------------------------------------------------------------------------------
                   SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                    12/31/2005                         1,414,639
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                    12/31/2005
-----------------------------------------------------------------------------------------------------------------------------------
                TOTAL SUPPLIERS                                           -   1,414,639          -         -          -           -
-----------------------------------------------------------------------------------------------------------------------------------
         OTHER CURRENT LIABILITIES AND
-----------------------------------------------------------------------------------------------------------------------------------
                 OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                    12/31/2005                         1,325,363    123,767
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                      9/7/2000     11.50%
-----------------------------------------------------------------------------------------------------------------------------------
                     TOTAL                                                -   2,980,448  1,064,838   480,000  1,162,460   2,000,000
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                      AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)
                                                                                            TIME INTERVAL
                                           AMORTIZATION   INTEREST   --------------------------------------------------------------
           CREDIT TYPE / INSTITUTION           DATE         RATE     CURRENT   UNTIL 1   UNTIL 2    UNTIL 3   UNTIL 4     UNTIL 5
                                                                      YEAR      YEAR      YEAR       YEAR      YEAR         YEAR
-----------------------------------------------------------------------------------------------------------------------------------
              TOTAL STOCK MARKET                                          0      94,321          0         0          0  13,516,387
-----------------------------------------------------------------------------------------------------------------------------------
                   SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                    12/31/2005
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                    12/31/2005                         1,540,084
-----------------------------------------------------------------------------------------------------------------------------------
                TOTAL SUPPLIERS                                           -   1,540,084          -         -          -           -
-----------------------------------------------------------------------------------------------------------------------------------
         OTHER CURRENT LIABILITIES AND
-----------------------------------------------------------------------------------------------------------------------------------
                 OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                    12/31/2005
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                      9/7/2000     11.50%                481,198    422,379    95,051    106,577     900,533
-----------------------------------------------------------------------------------------------------------------------------------
                     TOTAL                                                -   2,121,293    427,332    99,886    107,287  14,443,744
-----------------------------------------------------------------------------------------------------------------------------------

NOTES

 THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

           10.6265 PESOS PER U.S. DOLLAR
            0.0046 PESOS PER COLOMBIAN PESO
           12.5864 PESOS PER EURO

                               MONETARY FOREIGN CURRENCY POSITION
                                  (Thousands of Mexican Pesos)

                                           ANNEX 6
                                                                                              CONSOLIDATED
AUDITED INFORMATION                                                                         FINAL PRINTING
----------------------------------------------------------------------------------------------------------
                                              DOLLARS                  OTHER CURRENCIES
                                    --------------------------   ---------------------------    TOTAL
         TRADE BALANCE               THOUSANDS      THOUSANDS     THOUSANDS      THOUSANDS     THOUSANDS
                                     OF DOLLARS      OF PESOS     OF DOLLARS      OF PESOS     OF PESOS
---------------------------------------------------------------------------------------------------------
MONETARY ASSETS                        650,314      6,910,562        150,223     1,596,344     8,506,906

LIABILITIES POSITION                 1,589,903     16,895,104         33,317       354,043    17,249,147

 SHORT-TERM LIABILITIES POSITION       171,366      1,821,021         32,925       349,877     2,170,898

  LONG-TERM LIABILITIES POSITION     1,418,537     15,074,083            392         4,166    15,078,249

---------------------------------------------------------------------------------------------------------
NET BALANCE                           (939,589)    (9,984,542)       116,906     1,242,301    (8,742,241)
---------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

                10.6265  PESOS PER U.S. DOLLAR
                12.5864  PESOS PER EURO
                 3.5047  PESOS PER ARGENTINEAN PESO
                 0.0207  PESOS PER CHILEAN PESO
                 0.0046  PESOS PER COLOMBIAN PESO
                 3.0972  PESOS PER PERUVIAN NUEVO SOL
                18.4500  PESOS PER POUNDS STERLING
                10.6265  PESOS PER ECUADORIAN SUCRE
                10.6265  PESOS PER PANAMANIAN BALBOA
                 0.0049  PESOS PER VENEZUELAN BOLIVAR
THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.


                              RESULT FROM MONETARY POSITION
                               (Thousands of Mexican Pesos)

                                        ANNEX 7
                                                                                        CONSOLIDATED
AUDITED INFORMATION                                                                   FINAL PRINTING
----------------------------------------------------------------------------------------------------
                                                    (ASSET) LIABILITY                    MONTHLY
        MONTH            MONETARY       MONETARY        MONETARY         MONTHLY          PROFIT
                          ASSETS      LIABILITIES       POSITION        INFLATION       AND (LOSS)
----------------------------------------------------------------------------------------------------
JANUARY                 29,889,494     36,654,700      (6,765,206)        0.00             (237)

FEBRUARY                24,582,860     29,649,166      (5,066,306)        0.00          (16,876)

MARCH                   23,783,753     28,449,192      (4,665,439)        0.00          (21,027)

APRIL                   21,760,070     27,249,798      (5,489,728)        0.00          (19,549)

MAY                     21,223,758     31,408,680     (10,184,922)        0.00           25,585

JUNE                    19,749,708     30,545,054     (10,795,346)        0.00           10,353

JULY                    18,255,578     29,832,858     (11,577,280)        0.00          (45,302)

AUGUST                  16,658,758     28,896,515     (12,237,757)        0.00          (14,612)

SEPTEMBER               13,306,353     26,219,364     (12,913,011)        0.00          (51,742)

OCTOBER                 12,566,792     25,957,258     (13,390,466)        0.00          (32,860)

NOVEMBER                12,424,433     25,636,243     (13,211,810)        0.00          (95,085)

DECEMBER                13,126,849     25,787,114     (12,660,265)        0.00           (7,776)

RESTATEMENT                                                     -                        (3,681)

CAPITALIZATION                                                  -                             -

FOREIGN CORP.                                                   -                         1,812

OTHER                                                           -                       123,105

----------------------------------------------------------------------------------------------------
TOTAL                                                                                  (147,892)
----------------------------------------------------------------------------------------------------

NOTES

THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 124,082, FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.



                             DEBT INSTRUMENTS

                                  ANNEX 8
                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
----------------------------------------------------------------------------

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$75.5 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2005), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.




ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2005, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

                         PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                             ANNEX 9
                                                                                                 CONSOLIDATED
AUDITED INFORMATION                                                                            FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
         PLANT OR CENTER                 ECONOMIC ACTIVITY                      PLANT            UTILIZATION
                                                                               CAPACITY              (%)
-------------------------------------------------------------------------------------------------------------
TELEVISION:                                                                         0                  0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                  0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                  0
                                  PARKING LOTS, ADMINISTRATIVE                      0                  0
                                  OFFICES, RADIO ANTENNAS,                          0                  0
                                  TELEVISION STATIONS FACILITIES.                   0                  0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                  0
PUBLISHING:                                                                         0                  0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                  0
                                  STORAGE AND DISTRIBUTION OF                       0                  0
                                  MAGAZINES AND NEWSPAPERS.                         0                  0
RADIO:                                                                              0                  0
SISTEMA RADIOPOLIS, S.A. DE C.V.  BROADCASTER STATIONS.                             0                  0
CABLE TELEVISION:                                                                   0                  0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                  0
                                  AND TRANSMISSION EQUIPMENT.                       0                  0
OTHER BUSINESSES:                                                                   0                  0
IMPULSORA DEL DEPORTIVO -         SOCCER, SOCCER TEAMS, TRAINING                    0                  0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                  0
DE FUTBOL AMERICA, S.A. DE C.V.   THE AZTECA STADIUM.                               0                  0


NOTES

                                                  MAIN RAW MATERIALS

                                                      ANNEX 10
                                                                                                                      CONSOLIDATED
AUDITED INFORMATION                                                                                                 Final Printing
----------------------------------------------------------------------------------------------------------------------------------
                              MAIN                                                   MAIN                DOM.             COST
       DOMESTIC            SUPPLIERS                     FOREIGN                  SUPPLIERS             SUBST.         PRODUCTION
                                                                                                                           (%)
----------------------------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS      ANIME CREATIVE
                        CORPORATION                                                                                       0.84
                        AMERICA FILMS,
                        S.A. DE C.V.                                                                                      0.02
                        CIMA FILMS,
                        S.A. DE C.V.                                                                                      0.04
                        CINEMAS LUMIERE,
                        S.A. DE C.V.                                                                                      0.04
                        CINEMATOGRAFICA
                        CALDERON, S.A.                                                                                    0.69
                        CINEMATOGRAFICA
                        FILMEX, S.A.                                                                                      0.04
                        CINEMATOGRAFICA
                        JALISCO, S.A.                                                                                     0.06
                        CINEMATOGRAFICA
                        RODRIGUEZ, S.A.                                                                                   0.30
                        CHURUBUSCO,
                        S.A. DE C.V.                                                                                      0.10
                        DIANA INTERNACIO-
                        NAL  FILMS, S.A.                                                                                  0.09
                        DIRSOL, S.A.                                                                                      0.06
                        DISTRIBUIDORA RO-
                        MARI, S.A. DE C.V.                                                                                1.89
                        GRUPO GALINDO,
                        S.A. DE C.V.                                                                                      0.07
                        GUSSI, S.A. DE C.V.                                                                               2.95
                        HITS MOVIE VIDEO,
                        S.A. DE C.V.                                                                                      0.03
                        INSTITUTO  MEXICA-
                        NO DE CINE, S.A.                                                                                  0.08
                        MICH AND RO-
                        ENTERTAINMENT,
                        S.A. DE C.V.                                                                                      0.15
                        NUVISION, S.A.                                                                                    0.78
                        OLALLO RUBIO
                        GRANADO                                                                                           0.04
                        ORO FILMS,
                        S.A. DE C.V.                                                                                      0.13
                        PANAMA INTER-
                        NATIONAL FILMS                                                                                    0.02
                        PELICULAS CLA-
                        SICAS, S.A.                                                                                       0.02
                        PELICULAS NACIO-
                        NALES, S.A.                                                                                       0.02
                        PELICULAS  RODRI-
                        GUEZ, S.A.                                                                                        0.57
                        PELICULAS Y VI-
                        DEOS INTERNACIO-
                        NALES, S.A.                                                                                       0.08
                        PRODUCCIONES
                        AGUILA, S.A.                                                                                      0.19
                        PRODUCCIONES
                        GAER, S.A.                                                                                        0.02
                        PRODUCCIONES
                        GALUBI, S.A.                                                                                      0.05
                        PRODUCCIONES
                        GONZALO ELVIRA                                                                                    0.03
                        PRODUCCIONES
                        MATOUK, S.A.                                                                                      0.37
                        PRODUCCIONES
                        POTOSI, S.A.                                                                                      0.03
                        PRODUCCIONES
                        TOBARI, S.A.                                                                                      0.03
                        PROMOCIMEX,
                        S.A. DE C.V.                                                                                      0.03
                        QUALITY FILMS,
                        S.A. DE C.V.                                                                                      0.07
                        ROBERTO GINART
                        AVALOS                                                                                            0.03
                        SECINE, S.A. DE C.V.                                                                              0.09
                        SHOW CINEMA,
                        S.A. DE C.V.                                                                                      0.07
                        VIDEO PRODUCCIO-
                        NES TIJUANA, S.A.                                                                                 0.02
                        VIDEOVISA , S.A.
                        DE C.V.                                                                                           0.02
                        OTHER                                                                                             0.50
                                                PROGRAMS AND FILMS         4KIDS ENTERTAIN-
                                                                           MENT                            NO              0.05
                                                                           ALFRED HABER
                                                                           DISTRIBUTION, INC.              NO              0.32
                                                                           ALLIANCE ATLAN-
                                                                           TIS INTERNATIONAL               NO              1.61
                                                                           AMERICA PRO-
                                                                           DUCCIONES, S.A.                 NO              2.16
                                                                           BAYWOOD
                                                                           USA,LLC.                        NO              0.10
                                                                           BBC WORDLWIDE
                                                                           AMERICA, INC.                   NO              0.11
                                                                           BELLEVILLE
                                                                           INVESTMENT,
                                                                           LTD.                            NO              0.02
                                                                           BETAFILM GMBH
                                                                           & CO.                           NO              0.73
                                                                           BEVERLY HILLS
                                                                           ENTERTAINMENT                   NO              0.06
                                                                           BREAKTHROUGH
                                                                           ENTERTAINMENT                   NO              0.06
                                                                           BUENAVISTA
                                                                           INTERNATIONAL,
                                                                           INC.                            NO              0.25
                                                                           CANAL + DISTRIBU-
                                                                           TION                            NO              0.06
                                                                           CARSEY WERNER
                                                                           DISTRIBUTION,
                                                                           INC.                            NO              0.18
                                                                           CBS BROADCAST
                                                                           INTERNATIONAL                   NO              1.15
                                                                           CCC OF AMERICA,
                                                                           INC.                            NO              0.05
                                                                           CINAR FILMS, INC.               NO              0.07
                                                                           CONSTELLATION
                                                                           PICTURES, INC.                  NO              2.37
                                                                           CPT HOLDINGS,
                                                                           INC.                            NO              2.07
                                                                           CROMOSOMA,
                                                                           S.A.                            NO              0.18
                                                                           CROWN MEDIA
                                                                           DISTRIBUTION                    NO              0.34
                                                                           DIC ENTERTAIN-
                                                                           MENT, CORP.                     NO              0.08
                                                                           DORLING KINDER-
                                                                           SLEY VISION                     NO              0.09
                                                                           DREAMWORKS                      NO              2.76
                                                                           ENTERTAINMENT
                                                                           RIGHTS DIST                     NO              0.24
                                                                           FIREWORKS INTER-
                                                                           NATIONAL                        NO              0.62
                                                                           FREMANTLE MEDIA
                                                                           LIMITED                         NO              0.11
                                                                           HASBRO INTERNA-
                                                                           TIONAL,INC.                     NO              0.22
                                                                           HEARTS ENTER-
                                                                           TAINMENT, INC.                  NO              0.58
                                                                           HIGHPOINT PRO-
                                                                           DUCTIONS, INC.                  NO              0.24
                                                                           INDEPENDENT
                                                                           INTERNATIONAL
                                                                           T.V. INC.                       NO              3.37
                                                                           KUSHNER-LOCKE
                                                                           INTERNATIONAL                   NO              0.21
                                                                           LUCAS FILM,
                                                                           LTD.                            NO              1.59
                                                                           LE MONDE
                                                                           ENTERTAINMENT,
                                                                           INC.                            NO              0.19
                                                                           MENDELSON
                                                                           PAWS PRODUC-
                                                                           TIONS, INC.                     NO              0.12
                                                                           MGM/UA TELECOM-
                                                                           MUNICATIONS, INC.               NO              3.50
                                                                           MORGAN CREEK
                                                                           INTERNATIONAL                   NO              0.58
                                                                           MOVIEMEX INTER-
                                                                           NATIONAL, INC.                  NO              0.06
                                                                           MTV NETWORKS
                                                                           A DIVISION OF
                                                                           VIACOM INT.                     NO              1.15
                                                                           MULTIFILMS,
                                                                           B.V.                            NO              1.10
                                                                           MYRIAM BALLES-
                                                                           TEROS PRODUC-
                                                                           TIONS, INC.                     NO              0.07
                                                                           NELVANA DKC,
                                                                           INC.                            NO              0.08
                                                                           NELVANA INTER-
                                                                           NATIONAL                        NO              0.33
                                                                           NEW LATIN
                                                                           IMAGE CORPO-
                                                                           RATION, INC.                    NO              0.09
                                                                           NU IMAGE
                                                                           INCORPORATED                    NO              0.21
                                                                           PALOMA  PRO-
                                                                           DUCTIONS, LLC.                  NO              3.84
                                                                           PARAMOUNT
                                                                           PICTURES ,
                                                                           CORP.                           NO              3.99
                                                                           PEAKVIEWING
                                                                           TRANSATLANTIC                   NO              0.05
                                                                           RAINBOW,
                                                                           S.R.L.                          NO              0.09
                                                                           SALSA
                                                                           DISTRIBUTION                    NO              0.12
                                                                           SALSA ENTER-
                                                                           TAINMENT, INC.                  NO              1.01
                                                                           SESAME
                                                                           WORKSHOP                        NO              0.24
                                                                           SHOGAKUKAN
                                                                           PRODUCTIONS,
                                                                           INC.                            NO              0.06
                                                                           SONY CORPORA-
                                                                           TION OF AMERICA                 NO             11.07
                                                                           SOUTHERN
                                                                           STAR, INC.                      NO              0.10
                                                                           STUDIO CANAL
                                                                           IMAGE                           NO              0.41
                                                                           TELESCREEN
                                                                           DISTRIBUTION,
                                                                           INC.                            NO              0.07
                                                                           TELEVIX ENTER-
                                                                           TAINMENT, S.A.                  NO              0.09
                                                                           TEPUY USA COR-
                                                                           PORATION                        NO              0.56
                                                                           TF1 INTERNA-
                                                                           TIONAL, INC.                    NO              0.11
                                                                           TOEI ANIMATION
                                                                           CO., LTD                        NO              0.61
                                                                           TOKYO BROAD-
                                                                           CASTING SYSTEM                  NO              0.10
                                                                           TOP ENTERTAIN-
                                                                           MENT PRODUC-
                                                                           TIONS, INC.                     NO              0.07
                                                                           TV LOONLAND
                                                                           AG                              NO              0.05
                                                                           TWENTIETH CEN-
                                                                           TURY FOX, INC.                  NO              7.36
                                                                           UNIVERSAL
                                                                           STUDIOS INTER-
                                                                           NATIONAL, B.V.                  NO              8.38
                                                                           VENEVISION IN-
                                                                           TERNACIONAL,
                                                                           INC.                            NO              0.13
                                                                           VENTURA FILM
                                                                           DISTRIBUTORS BV                 NO              0.41
                                                                           VIACON LATINO
                                                                           AMERICANA, INC.                 NO              0.05
                                                                           WARNER BROS.
                                                                           INTERNATIONAL
                                                                           TELEVISION                      NO             18.74
                                                                           WELLSPRING
                                                                           MEDIA, INC.                     NO              0.07
                                                                           WHILAND COMPANY                 NO              0.49
                                                                           ZACH MOTION
                                                                           PICTURES, INC.                  NO              0.10
                                                                           METRO GOLDWYN
                                                                           MAYER INTER-
                                                                           NATIONAL                        NO              0.80
                                                                           OTHER                           NO              0.64
COAXIAL CABLE RG
MAYA 60                 NACIONAL DE
                        CONDUCTORES,
                        S.A. DE C.V.                                                                                       4.02
IDENTIFICATION PLAQUE   RIVANDI, S.A. DE C.V.                                                                              0.01
                                                CABLEMODEMS                MOTOROLA, INC.                  NO              4.02
                                                HILTI  BOLT                HILTI  MEXICANA,
                                                                           S.A. DE C.V.                    NO              0.02
                                                SWITCH                     CABLENETWORK
                                                                           MEXICO                          NO              0.02
                                                TWO OUTLET DEVICE AC 200   TVC CORPORATION                YES              0.02
                                                DECODER                    MOTOROLA, INC.                  NO             74.38
COUCHE PAPER            PAPELERA MOHGA-
                        BBA, S.A.                                                                                          0.39
                        SUMINISTROS Y
                        SERVICIOS BROM                                                                                     0.64
                        MAG PAPER                                                                                          0.11
                        PRODUCTORA
                        COMERCIALIZA-
                        DORA Y EDITORA                                                                                     0.14
                        OFFSET MULTICO-
                        LOR, S.A.                                                                                          1.84
                        PROCESOS INDUS-
                        TRIALES DE PAPEL                                                                                   0.45
                        IMPRESOS MOINO,                                                                                    0.10
                        BULKLEY DUNTON                                                                                     1.68
                        KIMBERLY CLARK                                                                                     0.08
                        PAPEL, S.A.                                                                                        0.06
                                                COUCHE PAPER               STORAM ENSON                   YES              8.12
                                                                           BULKLEY DUNTON                 YES             16.58
                                                                           M REAL                         YES              1.25
                                                                           MYLLLIKOSKI
                                                                           PAPEL                          YES              4.34
                                                                           TEMBEC, INC.                   YES              0.01
                                                                           FINNIPAP                       YES              8.09
                                                                           WEB SOURCE                     YES              0.01
                                                                           BOWATER, INC.                  YES              1.72
                                                                           NORKE CANADA                   YES              0.13
                                                                           UPM                            YES              0.11
PAPER AND IMPRESSION    PRODUCTORA CO-
                        MERCIALIZADORA Y
                        EDITORES DE LI-
                        BROS , S.A. DE C.V.                                                                                7.80
                        OFFSET
                        MULTICOLOR                                                                                        13.37
                        IMPRESOS MOINO                                                                                     1.74
                        PROCESOS IND
                        DE PAPEL, S.A.                                                                                     2.75
                        BARNICES PARA
                        EDICIONES DE
                        LIBROS, S.A.                                                                                       0.66
                        SERVICIOS PRO-
                        FESIONALES
                        DE IMPRESION,
                        S.A. DE C.V.                                                                                       1.41
                        IMPRESOS EN
                        OFFSET Y SERI-
                        GRAFIA, S.A.                                                                                       0.11
                        LORI DER, S.A.
                        DE C.V.                                                                                            0.04
                        LITOGRAFIA
                        MAGNO GRAFT,
                        S.A.                                                                                               0.45
                        LOVA IMPRE-
                        SORES, S.A.                                                                                        0.02
                        GRAFICA LA
                        PRENSA, S.A.                                                                                       0.19
                        QUEBECOR
                        WORDL MEXICO                                                                                       0.66
                        REPRODUCCIO-
                        NES FOTOME-
                        CANICAS                                                                                            0.63
                                                PAPER AND IMPRESSION       QUEBECOR
                                                                           CHILE, S.A.                    YES              3.04
                                                                           QUEBECOR
                                                                           WORLD, INC.                    YES              0.71
                                                                           GRUPO OP GRA-
                                                                           FICAS, S.A.                    YES              0.53
                                                                           PRINTER COLOM-
                                                                           BINA, S.A.                     YES              0.02
                                                                           ST. IVES, INC.                 YES              7.74
                                                                           BEST LITHO                     YES              0.25
                                                                           EDITORES, S.A.                 YES              0.14
                                                                           RR DONELLY                     YES              2.25
                                                                           QUAD GRAPHICS                  YES              3.21
                                                                           PRO-OFFSET EDI-
                                                                           TORIAL, LTDA.                  YES              0.18

NOTES

                                           SALES DISTRIBUTION BY PRODUCT

                                                     SALES

                                                    ANNEX 11
                                                                                                                      CONSOLIDATED
AUDITED INFORMATION                                                                                                 FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                                         NET SALES                                            MAIN
                                    ------------------- MARKET -------------------------------------------------------------------
       MAIN PRODUCTS                 VOLUME    AMOUNT    SHARE           TRADEMARKS                   CUSTOMERS
                                                          (%)
----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS                   (1,035,555)

TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)        7  17,947,239                                      TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                            COMPANIA PROCTER & GAMBLE DE MEXICO,
                                                                                            S. DE R. L. DE C.V.
                                                                                            SABRITAS, S DE R.L. DE C.V.
                                                                                            THE COCA-COLA EXPORT CORPORATION
                                                                                            SUCURSAL EN MEXICO
                                                                                            BIMBO, S.A. DE C.V.
                                                                                            NESTLE MEXICO, S.A. DE C.V.
                                                                                            PEPSI COLA MEXICANA, S. DE R.L.
                                                                                            DE C.V.
                                                                                            KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                            DANONE DE MEXICO, S.A. DE C.V.
                                                                                            PRODUCCIONES INFOVISION, S.A. DE C.V.
                                                                                            KELLOGG COMPANY MEXICO, S. DE R.L.
                                                                                            DE C.V.
                                                                                            COMPANIA CERVECERA DE ZACATECAS, S.A.
                                                                                            DE C.V.
                                                                                            MATTEL DE MEXICO, S.A. DE C.V.
                                                                                            FRABEL, S.A. DE C.V.
OTHER INCOME                                   122,234                                      VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                711,578                                      OPERADORA MEGACABLE, S.A. DE C.V.
                                                                                            T.V. CABLE, S.A. DE C.V.
                                                                                            TELECABLE CENTRO OCCIDENTE, S.A.
                                                                                            DE C.V.
                                                                                            TELEVISION INTERNACIONAL, S.A. DE C.V.
                                                                                            SERVICIOS DE COMUNICACION POR CABLE,
                                                                                            S.A. DE C.V.
                                                                                            TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                                            T.V. CABLE DE PROVINCIA, S.A. DE C.V.
                                                                                            CABLE OPERADORA DE LA COMARCA, S.A.
                                                                                            DE C.V.
                                                                                            CABLENET INTERNATIONAL, S.A.DE C.V.
                                                                                            T.V. POR CABLE DEL NORTE DE SONORA,
                                                                                            S.A. DE C.V.
ADVERTISED TIME SOLD                           118,151                                      BANCO MERCANTIL DEL NORTE, S.A.
                                                                                            COMPANIA CERVECERA DE ZACATECAS, S.A.
                                                                                            DE C.V.
                                                                                            VPN DE MEXICO, S.A. DE C.V.
                                                                                            PROCTER & GAMBLE MEXICO, S DE R.L.
                                                                                            DE C.V.
                                                                                            CONTROL MEDIA, S.A. DE C.V.
                                                                                            COMBE DE MEXICO,  S. DE R.L. DE C.V.
                                                                                            MARCAS NESTLE, S.A. DE C.V.
                                                                                            CADBURY ADAMS DE MEXICO, S. DE R.L.
                                                                                            DE C.V.
                                                                                            LINEAS AEREAS ZACATECAS, S.A. DE C.V.
                                                                                            LANETRO MOBILE MEXICO, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION                63,044     790,746         TV Y NOVELAS MAGAZINE,       GENERAL PUBLIC (AUDIENCE)
                                                               TELEGUIA MAGAZINE,           DEALERS
                                                               VANIDADES MAGAZINE           COMMERCIAL CENTERS (MALLS)
                                                               COSMOPOLITAN MAGAZINE
                                                               NATIONAL GEOGRAPHIC MAGAZINE
                                                               SOCCERMANIA MAGAZINE
                                                               TU MAGAZINE
                                                               MEN'S HEALTH MAGAZINE
                                                               CARAS MAGAZINE
                                                               MUY INTERESANTE MAGAZINE
                                                               BIG BANG MAGAZINE
PUBLISHING                                     795,779                                      FRABEL, S.A. DE C.V.
                                                                                            KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                            COMPANIA PROCTER & GAMBLE DE MEXICO,
                                                                                            S. DE R.L DE C.V.
                                                                                            UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                                            TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                            FABRICAS DE CALZADO ANDREA, S.A.
                                                                                            DE C.V.
                                                                                            ENFASYS DIGITAL, S.A. DE C.V.
OTHER INCOME                                    21,912                                      VARIOUS
PUBLISHING DISTRIBUTION:            14,411     193,223          MAGAZINE:                   GENERAL PUBLIC (AUDIENCE)
                                                               "MAESTRA PREESCOLAR"         DEALERS
                                                               "SEVENTEEN EN ESPANOL"       COMMERCIAL CENTERS (MALLS)
                                                               "CAR AND DRIVER"
                                                               "REVISTA DEL CONSUMIDOR"
                                                               "ENTREPRENEUR"
SKY MEXICO
DTH BROADCAST SATELLITE                      5,637,811         SKY                          SUBSCRIBERS
PAY PER VIEW                                   307,571
CHANNEL COMMERCIALIZATION                       41,145                                      BANCO MERCANTIL DEL NORTE, S.A.
                                                                                            TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                            COMPANIA CERVECERA DE ZACATECAS, S.A.
                                                                                            DE C.V.
                                                                                            DAIMLERCHRYSLER DE MEXICO, S.A.
                                                                                            DE C.V.
                                                                                            VPN DE MEXICO, S.A. DE C.V.
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                 1,309,370         CABLEVISION                  SUBSCRIBERS
SERVICE INSTALLATION                            34,587                                      VPN DE MEXICO, S.A. DE C.V.
PAY PER VIEW                                     2,486                                      BANCO MERCANTIL DEL NORTE, S.A.
CHANNEL COMMERCIALIZATION                       29,100                                      SERCOMGLOB COMUNICACIONES, S.A.
                                                                                            DE C.V.
OTHER                                           29,602                                      CONTROL MEDIA, S.A. DE C.V.
                                                                                            COMPANIA CERVECERA DE ZACATECAS, S.A.
                                                                                            DE C.V.
                                                                                            MUEBLERIA FREY, S.A. DE C.V.
RADIO:
ADVERTISED TIME SOLD                           344,733                                      INSTITUTO MEXICANO DEL SEGURO SOCIAL
                                                                                            PARTIDO REVOLUCIONARIO INSTITUCIONAL
                                                                                            DEL ESTADO DE MEXICO
                                                                                            ORGANIZACION RADIOFONICA DE BAJA
                                                                                            CALIFORNIA, S.A. DE C.V.
                                                                                            PROPIMEX, S.A. DE C.V.
                                                                                            ARENA COMUNICATIONS, S.A. DE C.V.
                                                                                            UNILEVER DE MEXICO, S DE R.L. DE C.V.
                                                                                            PEGASO PCS, S.A. DE C.V.
                                                                                            COOPERATIVA LA CRUZ AZUL, S.C.L.
                                                                                            BBVA BANCOMER, S.A.
                                                                                            MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                540,271                                      CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                                            CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                                            OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                                            MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                                            CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                            COYOACAN FILMS, S.A. DE C.V.
                                                                                            GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION              496,931         AMERICA                      GENERAL PUBLIC (AUDIENCE)
                                                               REAL SAN LUIS                FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                              278,700         ESMAS.COM                    RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                                            PEGASO PCS, S.A. DE C.V.
                                                                                            IUSACELL, S.A. DE C.V.
                                                                                            OPERADORA UNEFON, S.A. DE C.V.
----------------------------------------------------------------------------------------------------------------------------------
FOREIGN SALES
INTERSEGMENT ELIMINATIONS                       (9,597)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                          435,850                                      MCCANN ERICKSON, INC
                                                                                            BBD&O
                                                                                            SAATCHI & SAATCHI
                                                                                            OMD
                                                                                            GSD&M ADVERTISING
                                                                                            MINDSHARE
OTHER INCOME                                    65,472                                      VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                               281,447                                      TELEVISORA DE COSTARICA
                                                                                            GALAXY ENTERTAIMENT ARGENTINA, S.A.
                                                                                            SKY CHILE CPA
                                                                                            SUPER CABLE, AKL.
                                                                                            TCN DOMINICANA, S.A.
                                                                                            ECHOSTAR
                                                                                            COX
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES                    1,875,916         TELEVISA                     KYOTO BROADCASTING SYSTEM, CO. LTD
                                                               TELEVISA                     TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                                               TELEVISA                     CORPORACION  VENEZOLANA DE TELEVISION
                                                               TELEVISA                     COMPANIA PERUANA DE RADIODIFUSION,
                                                               TELEVISA                     S.A.
                                                               TELEVISA                     TV. FUTBOL, INC.
                                                               TELEVISA                     CORPORACION  MEDCOM PANAMA, S.A.

PUBLISHING:
MAGAZINE CIRCULATION                31,442     448,819         T.V. Y NOVELAS MAGAZINE      GENERAL PUBLIC (AUDIENCE)
                                                               NATIONAL GEOGRAPHIC MAGAZINE DEALERS
                                                               HISPANIC MAGAZINE            COMMERCIAL CENTERS (MALLS)
                                                               VANIDADES MAGAZINE
                                                               COSMOPOLITAN MAGAZINE
                                                               TU MAGAZINE
PUBLISHING                                     448,243                                      PROCTER & GAMBLE
                                                                                            P & G PRESTIGE
                                                                                            DIRBEL, S.A.
                                                                                            ESTEE LAUDER
                                                                                            JOHNSON & JOHNSON
                                                                                            WRIGLEY'S
PUBLISHING DISTRIBUTION:            17,223     208,970         SELECCIONES MAGAZINE         GENERAL PUBLIC (AUDIENCE)
                                                               HOLA MAGAZINE                DEALERS
                                                               VEA MAGAZINE                 COMMERCIAL CENTERS (MALLS)
                                                               SOHO MAGAZINE
                                                               CROMOS MAGAZINE
                                                               CAMBIO MAGAZINE
                                                               SEMANA MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                      8,307                                      NEW LINE INTERNATIONAL RELEASING, INC.
                                                                                            METRO GOLDWIN MAYER STUDIOS, INC.

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       32,481,041
----------------------------------------------------------------------------------------------------------------------------------



                                          SALES DISTRIBUTION BY PRODUCT
                                                  FOREIGN SALES

                                                    ANNEX 11A
                                                                                                                       CONSOLIDATED
AUDITED INFORMATION                                                                                                  FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                      NET SALES                                                        MAIN
                                 --------------------------------------------------------------------------------------------------
       MAIN PRODUCTS              VOLUME    AMOUNT         DESTINATION                  TRADEMARKS                CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                        82,894 UNITED STATES OF AMERICA                              MCCANN ERICKSON, INC
                                                                                                          BBD&O
                                                                                                          SAATCHI & SAATCHI
                                                                                                          OMD
                                                                                                          GSD&M ADVERTISING
                                                                                                          MINDSHARE
OTHER INCOME                                 65,472 UNITED STATES OF AMERICA                              VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                            177,002 SPAIN                                                 TELEVISORA DE COSTA RICA
                                                    ARGENTINA                                             GALAXY ENTERTAIMENT
                                                                                                          ARGENTINA, S.A.
                                                    CHILE                                                 SKY CHILE CPA
                                                    GUATEMALA                                             SUPER CABLE, ALK.
                                                    COLOMBIA                                              TCN DOMINICANA, S.A.
                                                    UNITED STATES OF AMERICA                              ECHOSTAR
                                                                                                          COX
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES                 1,875,916 UNITED STATES OF AMERICA TELEVISA                     KYOTO BROADCASTING SYSTEM,
                                                                                                          CO. LTD
                                                    CENTRAL AMERICA          TELEVISA                     TV. SBT CANAL 4 DE SAO
                                                                                                          PAULO, S.A.
                                                    CARIBBEAN                TELEVISA                     CORPORACION  VENEZOLANA
                                                                                                          DE TELEVISION
                                                    EUROPE                   TELEVISA                     COMPANIA PERUANA DE
                                                                                                          RADIODIFUSION, S.A.
                                                    SOUTH AMERICA            TELEVISA                     TV. FUTBOL, INC.
                                                    AFRICA                   TELEVISA                     CORPORACION  MEDCOM
                                                                                                          PANAMA, S.A.
                                                    ASIA                     TELEVISA
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                   8,307                                                       NEW LINE INTERNATIONAL
                                                                                                          RELEASING, INC.
                                                                                                          METRO GOLDWIN MAYER
                                                                                                          STUDIOS, INC.

SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                       352,956 UNITED STATES OF AMERICA                              MCCANN ERICKSON, INC
                                                                                                          BBD&O
                                                                                                          SAATCHI & SAATCHI
                                                                                                          OMD
                                                                                                          GSD&M ADVERTISING
                                                                                                          MINDSHARE
                                                                                                          VARIOUS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                            104,445 SPAIN                                                 TELEVISORA DE COSTA RICA
                                                    ARGENTINA                                             GALAXY ENTERTAIMENT
                                                                                                          ARGENTINA, S.A.
                                                    CHILE                                                 SKY CHILE CPA
                                                    GUATEMALA                                             SUPER CABLE, ALK.
                                                    COLOMBIA                                              TCN DOMINICANA, S.A.
                                                    UNITED STATES OF AMERICA                              ECHOSTAR
PUBLISHING:
MAGAZINE CIRCULATION              31,442    448,819 GUATEMALA AND COSTA RICA T.V. Y NOVELAS MAGAZINE      GENERAL PUBLIC (AUDIENCE)
                                                    UNITED STATES OF AMERICA NATIONAL GEOGRAPHIC MAGAZINE DEALERS
                                                    PANAMA                   HISPANIC MAGAZINE            COMMERCIAL CENTERS (MALLS)
                                                    SOUTH AMERICA            VANIDADES MAGAZINE
                                                    CENTRAL AMERICA          COSMOPOLITAN MAGAZINE
                                                                             TU  MAGAZINE
PUBLISHING                                  448,243                                                       PROCTER & GAMBLE
                                                                                                          P & G PRESTIGE
                                                                                                          DIRBEL, S.A.
                                                                                                          ESTEE LAUDER
                                                                                                          JOHNSON & JOHNSON
                                                                                                          WRIGLEY'S
PUBLISHING DISTRIBUTION:          17,223    208,970 PANAMA                   SELECCIONES MAGAZINE         GENERAL PUBLIC (AUDIENCE)
                                                    SOUTH AMERICA            HOLA MAGAZINE                DEALERS
                                                                             VEA MAGAZINE                 COMMERCIAL CENTERS (MALLS)
                                                                             SOHO MAGAZINE
                                                                             CROMOS MAGAZINE
                                                                             CAMBIO MAGAZINE
                                                                             SEMANA MAGAZINE
INTERSEGMENT ELIMINATIONS                    (9,597)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     3,763,427
-----------------------------------------------------------------------------------------------------------------------------------


             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                 ANNEX 13
                                                               CONSOLIDATED
AUDITED INFORMATION                                          FINAL PRINTING
-------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT DECEMBER 31, 2005, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                 AUTHORIZED AMOUNT  EXERCISED AMOUNT      PROGRESS %
----------------------------------------   ------------------  -----------------  ----------------
U.S. DOLLAR DENOMINATED PROJECTS:
DIGITALIZATION OF THE CABLE TELEVISION
  NETWORK                                   U.S.$     124.8     U.S.$       97.4         78%

INFORMATION TECHNOLOGY PROJECTS
  OF CABLE TELEVISION                                  17.8                 16.0         90%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                  13.3                 10.8         81%

SKY MEXICO PROJECTS                                    61.7                 48.1         78%


MEXICAN PESOS DENOMINATED PROJECTS:
INFORMATION TECHNOLOGY PROJECTS               PS.      38.3       PS.        3.2          8%


    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                 ANNEX 14
                                                               CONSOLIDATED
AUDITED INFORMATION                                          Final Printing
-------------------------------------------------------------------------------

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

THE COMPANY HAD DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$ 600 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025 AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF ITS SENIOR NOTES DUE 2025. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS). AS OF DECEMBER 31, 2005, THE TOTAL PRINCIPAL AMOUNT OF THE COMPANY'S LONG TERM DEBT BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$775.5 MILLION (PS.8,240,681).

THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2004, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2004 WAS
1.0333. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2004, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR DECEMBER 2004 WOULD HAVE BEEN 1.0332.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: May 5, 2006                           By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice President